                                                     Registration No. __________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------

                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                              (EXACT NAME OF TRUST)


                          ----------------------------

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------



Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. November 1, 2000 requested.)

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to Section 8(a), may determine.




================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

 1.....................................................................Nationwide Life Insurance Company
                                                                       The Variable Account
 2.....................................................................Nationwide Life Insurance Company
 3.....................................................................Custodian of Assets
 4.....................................................................Distribution of the Policies
 5.....................................................................The Variable Account
 6.....................................................................Not Applicable
 7.....................................................................Not Applicable
 8.....................................................................Not Applicable
 9.....................................................................Legal Proceedings
10.....................................................................Information About the Policies; How the
                                                                       Cash Value Varies; Right to Exchange for a
                                                                       Fixed Benefit Policy; Reinstatement; Other
                                                                       Policy Provisions
11.....................................................................Investments of the Variable Account
12.....................................................................The Variable Account
13.....................................................................Policy Charges
                                                                       Reinstatement
14.....................................................................Underwriting and Issuance - Premium
                                                                       Payments, Minimum Requirements for
                                                                       Issuance of a Policy
15.....................................................................Investments of the Variable Account;
                                                                       Premium Payments
16.....................................................................Underwriting and Issuance - Allocation of
                                                                       Cash Value
17.....................................................................Surrendering the Policy for Cash
18.....................................................................Reinvestment
19.....................................................................Not Applicable
20.....................................................................Not Applicable
21.....................................................................Policy Loans
22.....................................................................Not Applicable
23.....................................................................Not Applicable
24.....................................................................Not Applicable
25.....................................................................Nationwide Life Insurance Company
26.....................................................................Not Applicable
27.....................................................................Nationwide Life Insurance Company
28.....................................................................Company Management
29.....................................................................Company Management
30.....................................................................Not Applicable
31.....................................................................Not Applicable
32.....................................................................Not Applicable
33.....................................................................Not Applicable
34.....................................................................Not Applicable
35.....................................................................Nationwide Life Insurance Company
36.....................................................................Not Applicable
37.....................................................................Not Applicable

N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

38.....................................................................Distribution of the Policies
39.....................................................................Distribution of the Policies
40.....................................................................Not Applicable
41(a)..................................................................Distribution of the Policies
42.....................................................................Not Applicable
43.....................................................................Not Applicable
44.....................................................................How the Cash Value Varies
45.....................................................................Not Applicable
46.....................................................................How the Cash Value Varies
47.....................................................................Not Applicable
48.....................................................................Custodian of Assets
49.....................................................................Not Applicable
50.....................................................................Not Applicable
51.....................................................................Summary of the Policies;
                                                                       Information About the Policies
52.....................................................................Substitution of Securities
53.....................................................................Taxation of the Company
54.....................................................................Not Applicable
55.....................................................................Not Applicable
56.....................................................................Not Applicable
57.....................................................................Not Applicable
58.....................................................................Not Applicable
59.....................................................................Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY

           Flexible Premium Variable Universal Life Insurance Policies


 Issued by Nationwide Life Insurance Company through its Nationwide VLI Separate
                                    Account-5

                 The date of this prospectus is November 1, 2000


This prospectus contains basic information you should know about the policies before investing. Please read it and keep it for future reference

The following underlying mutual funds are available under the policies:


TARGET/UNITED FUNDS, INC.

     -    Asset Strategy Portfolio
     -    Balanced Portfolio
     -    Bond Portfolio
     -    Growth Portfolio
     -    High Income Portfolio
     -    Income Portfolio
     -    International Portfolio
     -    Limited-Term Bond Portfolio
     -    Money Market Portfolio
     -    Science and Technology Portfolio
     -    Small Cap Portfolio


For general information or to obtain FREE copies of the:

     - prospectus, annual report or semi-annual report for any underlying mutual fund; and
     -    any required Nationwide forms,

call:             1-800-547-7548

     TDD 1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America products can be found on the world-wide web at:

                              www.bestofamerica.com

This policy is NOT:
     -    a bank deposit;
     -    endorsed by a bank or government agency;
     -    federally insured; or
     -    available in every state.

The life insurance policies offered by this prospectus are flexible premium variable universal life insurance policies (flexible premium variable adjustable life insurance policies in Puerto Rico). They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if the policy is terminated during the lifetime of the insured.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-5 (the "variable account") or the fixed account, depending on how premium payments are invested.

Investors assume certain risks when investing in the policies, including the risk of losing money.

Nationwide guarantees the death benefit for as long as the policy is in force. The cash surrender value is not guaranteed. The policy will lapse if the cash surrender value is insufficient to cover policy charges.

Nationwide guarantees to keep the policy in force so long as minimum premium requirements have been met.

Benefits described in this prospectus may not be available in every jurisdiction
- refer to your policy for specific benefit information.

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO

MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

MATURITY DATE- The policy anniversary on or next following the insured's 100th birthday.

MINIMUM REQUIRED DEATH BENEFIT- The lowest death benefit which will qualify the policy as life insurance under Section 7702 of the Internal Revenue Code.

NATIONWIDE- Nationwide Life Insurance Company.

NET AMOUNT AT RISK- The death benefit minus the cash value. On a monthly anniversary day, the net amount at risk is the death benefit minus the cash value prior to subtraction of the base policy cost of insurance charge.

NET PREMIUMS- The actual premiums minus the percent of premium charges. The percent of premium charges are shown on the policy data page.

SEC GUIDELINE LEVEL PREMIUM- The level annual premiums required to mature the policy under reasonable mortality and expense charges with an annual effective interest rate of 5%. It is calculated pursuant to Rule 6e-3(T) of the Investment Company Act of 1940.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

VALUATION PERIOD- Each day the New York Stock Exchange is open.


VARIABLE ACCOUNT- Nationwide VLI Separate Account-5, a separate account of Nationwide Life Insurance Company that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS


GLOSSARY OF SPECIAL TERMS.........................4

SUMMARY OF POLICY EXPENSES........................7

UNDERLYING MUTUAL FUND ANNUAL EXPENSES............8

SYNOPSIS OF THE POLICIES.........................10

NATIONWIDE LIFE INSURANCE COMPANY................11


WADDELL & REED, INC..............................11


INVESTING IN THE POLICY..........................11
     The Variable Account and Underlying Mutual Funds
     The Fixed Account

INFORMATION ABOUT THE POLICIES...................13
     Minimum Requirements for Policy Issuance
     Premium Payments
     Pricing

POLICY CHARGES...................................14
     Sales Load
     Tax Expense Charges
     Surrender Charges
     Monthly Cost of Insurance
     Monthly Administrative Charge
     Mortality and Expense Risk Charge
     Income Tax
     Reduction of Charges

SURRENDERING THE POLICY FOR CASH.................18
     Surrender (Redemption)
     Cash Surrender Value
     Partial Surrenders
     Income Tax Withholding

VARIATION IN CASH VALUE..........................19

POLICY PROVISIONS................................19
     Policy Owner
     Beneficiary
     Changes in Existing Insurance Coverage

OPERATION OF THE POLICY..........................20
     Allocation of Net Premium and Cash Value
     How the Investment Experience is Determined
     Net Investment Factor
     Determining the Cash Value
     Transfers

RIGHT TO REVOKE..................................22

POLICY LOANS.....................................23
     Taking a Policy Loan
     Effect on Investment Performance
     Interest
     Effect on Death Benefit and Cash Value
     Repayment

ASSIGNMENT.......................................24

POLICY OWNER SERVICES............................24
     Dollar Cost Averaging

DEATH BENEFIT INFORMATION........................25
     Calculation of the Death Benefit
     Changes in the Death Benefit Option
     Proceeds Payable on Death
     Incontestability
     Error in Age or Sex
     Suicide
     Maturity Proceeds

EXCHANGE RIGHTS..................................26

GRACE PERIOD AND GUARANTEED POLICY CONTINUATION
     PERIOD......................................26
     Grace Period
     Guaranteed Policy Continuation Period
     Reinstatement

TAX MATTERS......................................27
     Policy Proceeds
     Withholding
     Federal Estate and Generation-Skipping
         Transfers Taxes
     Non-Resident Aliens
     Taxation of Nationwide
     Tax Changes

LEGAL CONSIDERATIONS.............................30

STATE REGULATION.................................31

REPORTS TO POLICY OWNERS.........................31

ADVERTISING......................................31

LEGAL PROCEEDINGS................................31

EXPERTS..........................................32

REGISTRATION STATEMENT...........................32

DISTRIBUTION OF THE POLICIES.....................32

ADDITIONAL INFORMATION ABOUT
     NATIONWIDE..................................34

APPENDIX A: OBJECTIVES FOR UNDERLYING
     MUTUAL FUNDS................................43

APPENDIX B: ILLUSTRATIONS OF SURRENDER CHARGES...54

APPENDIX C: ILLUSTRATIONS OF CASH VALUES,
     CASH SURRENDER VALUES, AND DEATH BENEFITS...56

SUMMARY OF POLICY EXPENSES

Nationwide deducts certain charges from the policy. Charges are made for administrative and sales expenses, providing life insurance protection, and assuming the mortality and expense risks.

Nationwide deducts a sales load and a premium expense charge from premium payments. The current sales load is 0.5% of each premium payment and is guaranteed never to exceed 2.5% of each premium payment. The premium expense charge is approximately 3.5% of premiums for all states (see "Sales Load" and "Premium Expense Charge").

Nationwide deducts the following charges from the cash value of the policy:

     -    monthly cost of insurance;
     - monthly cost of any additional benefits provided by riders to the policy;
     -    administrative expense charge(1): and
     -    mortality and expense risk charge(2).

(1) Currently, the administrative expense charge is $10 per month in the first year and $5 per month in renewal years. It is guaranteed not to exceed $10 per month in the first year and $7.50 in renewal years.

(2) The mortality and expense risk charge is a daily charge equal to an annual rate of 0.60% of the first $25,000 of cash value attributable to the variable account, 0.30% of the next $225,000 of cash value attributable to the variable account, and 0.10% of cash value attributable to the variable account in excess of $250,000.

For policies which are surrendered during the first nine policy years (first fifteen years in Pennsylvania), Nationwide deducts a surrender charge (see "Surrender Charges").

For more information about any policy charge, see "Policy Charges" in this prospectus.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
      (as a percentage of underlying mutual fund net assets, after expense reimbursement)

                                                                  Management       Other        12b-1          Total
                                                                     Fees        Expenses        Fees        Underlying
                                                                                                            Mutual Fund
                                                                                                              Expenses

Asset Strategy Portfolio                                              0.74%         0.14%        0.24%          1.12%
Balanced Portfolio                                                    0.65%         0.06%        0.24%          0.95%
Bond Portfolio                                                        0.52%         0.06%        0.24%          0.82%
Growth Portfolio                                                      0.69%         0.02%        0.24%          0.95%
High Income Portfolio                                                 0.63%         0.05%        0.24%          0.92%
Income Portfolio                                                      0.69%         0.02%        0.24%          0.95%
International Portfolio                                               0.82%         0.15%        0.24%          1.21%
Limited-Term Bond Portfolio                                           0.52%         0.15%        0.24%          0.91%
Money Market Portfolio                                                0.44%         0.08%        0.24%          0.76%
Science and Technology Portfolio                                      0.80%         0.06%        0.24%          1.10%
Small Cap Portfolio                                                   0.84%         0.04%        0.24%          1.12%


The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

SYNOPSIS OF THE POLICIES

The policy offered by this prospectus provides for life insurance coverage on the insured. The death benefit and cash value of the policy may increase or decrease to reflect the performance of the investment options chosen by the policy owner (see "Death Benefit Information").

CASH SURRENDER VALUE

If the policy is terminated during the insured's lifetime, a cash surrender value may be payable under the policy. However, there is no guaranteed cash surrender value (see "Variation in Cash Value "). The policy will lapse without value if the cash surrender value falls below what is needed to cover policy charges. Nationwide will keep the policy in force during the guaranteed policy continuation period provided premium requirements are met (see "Grace Period and Guaranteed Policy Continuation Period" and "Minimum Requirements for Policy Issuance").

PREMIUMS

The minimum initial premium for which a policy may be issued is equal to three times the initial minimum monthly premium. The initial premium is shown on the policy data page. Each premium payment must be at least $50.

Additional premium payments may be made at any time while the policy is in force, subject to certain restrictions (see "Premium Payments").

TAXATION

The policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code. Nationwide will monitor compliance with the tests provided by Section 7702 to insure the policies continue to receive this favored tax treatment (see "Tax Matters").

NONPARTICIPATING POLICIES

The policies are nonparticipating policies on which no dividends are payable. The policies do not share in the profits or surplus earnings of Nationwide.

RIDERS

A rider may be added to the policy (availability varies by state).

Riders currently include:
-        Maturity Extension Endorsement (not available in New York);
-        Spouse Rider;
-        Child Rider;
-        Waiver of Monthly Deductions Rider;
-        Accidental Death Benefit Rider;
-        Additional Protection Rider (not available in New York); and
-        Change of Insured Rider.

POLICY CANCELLATION

Policy owners may return the policy for any reason within certain time periods and Nationwide will refund the policy value or the amount required by law. In New York, Nationwide will refund any premiums paid (see "Right to Revoke").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929. It is a member of the Nationwide group with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

CUSTODIAN OF ASSETS

Nationwide serves as the custodian of the assets of the variable account.

OTHER CONTRACTS ISSUED BY NATIONWIDE

Nationwide does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of Nationwide.


WADDELL & REED, INC.

The policies are distributed by Waddell & Reed, ("Waddell & Reed") Inc., located at 6300 Lamar Ave., Overland Park, KS 66202.


INVESTING IN THE POLICY

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide VLI Separate Account-5 is a separate account that invests in the underlying mutual fund options listed in Appendix A. Nationwide established the separate account on December 3, 1987, pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and in general are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to policy owners under the policies.

The variable account is divided into sub-accounts. Policy owners elect to have net premiums allocated among the sub-accounts and the fixed account at the time of application.

Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on policy owner instructions. A policy's investment performance depends upon the performance of the underlying mutual fund options chosen by the policy owner.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

Nationwide may materially change the investment policy of the variable account. Nationwide must inform policy owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy owners or if it renders Nationwide's operations hazardous to the public. If a policy owner objects, the policy may be converted to a substantially comparable general account life insurance policy offered by Nationwide. The policy owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the conversion. Nationwide will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the policy converted on the date of the conversion.

Voting Rights

Policy owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote policy owner shares at special shareholder meetings based on policy owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Policy owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials, and a form to return to Nationwide with voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

     (1) shares of a current underlying mutual fund option are no longer available for investment; or

     (2) further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in other Nationwide separate accounts. It is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks.

Under exemptive and exclusionary provisions, Nationwide's general account has not been registered under the Securities Act of 1933 and has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interest therein is subject to the provisions of these Acts. Nationwide has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

Premium payments will be allocated to the fixed account by election of the policy owner.

The investment income earned by the fixed account will be allocated to the policies at varying rate(s) set by Nationwide. The guaranteed rate for any premium payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The policy owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

New premium payments deposited to the contract which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account.

INFORMATION ABOUT THE POLICIES

MINIMUM REQUIREMENTS FOR POLICY ISSUANCE

This policy provides life insurance coverage with the flexibility to vary the amount and frequency of premium payments. Minimum requirements for policy issuance include:

     -    the insured must be 80 or younger;

     - Nationwide may require satisfactory evidence of insurability (including a medical exam); and

     - a minimum specified amount of $50,000 for non-preferred policies ($100,000 for non-preferred policies in Pennsylvania, New Jersey, Texas Alabama and New York) and $100,000 for preferred policies.

PREMIUM PAYMENTS

Each premium payment must be at least $50. The initial premium is payable in full at Nationwide's home office or to an authorized agent of Nationwide.

Upon payment of the initial premium, temporary insurance may be provided. Issuance of the continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of initial premium, and delivery of the policy while the insured is still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

     - Nationwide may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk.

     - During the guaranteed policy continuation period, the total premium payments, less any policy indebtedness and less any partial surrenders, must be greater than or equal to the sum of the minimum monthly premiums in order to guarantee that the policy remain in force. (The minimum monthly premiums are shown in the policy data page.)

     - Premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.

     - Nationwide may require policy indebtedness be repaid prior to accepting any additional premium payments.

Additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. Nationwide will monitor premiums paid and other policy transactions and will notify the policy owner when non-modified endowment contract status is in jeopardy.

Nationwide will send scheduled premium payment reminder notices to policy owners according to the premium mode shown on the policy data page.

PRICING

Premiums will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-        New Year's Day                 -        Independence Day
-        Martin Luther King, Jr. Day    -        Labor Day
-        Presidents' Day                -        Thanksgiving
-        Good Friday                    -        Christmas
-        Memorial Day

Nationwide also will not price premiums if:

     (1)  trading on the New York Stock Exchange is restricted;

     (2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

     (3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, policy value may be affected since the policy owner would not have access to their account.

POLICY CHARGES

SALES LOAD

Nationwide deducts a sales load from each premium payment received. It is guaranteed never to exceed 2.5% of each premium payment. Currently, for all policy years the sales load is 0.5% of each premium payment.

The total sales load actually deducted from any policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

TAX EXPENSE CHARGES

A charge equal to 3.5% is deducted from all premium payments when the premium payments are received in order to compensate Nationwide for certain administrative expenses which are incurred by Nationwide for taxes, which include premium or other taxes imposed by various state and local jurisdictions, as well as federal taxes imposed under Section 848 of the Internal Revenue Code. These tax expenses consist of two components:

     (1)  a tax rate of 2.25% for state and local premium or other taxes; and

     (2)  a tax rate of 1.25% for federal taxes.

The amount charged may be more or less than the amount actually assessed by the state in which a particular policy owner lives.

Nationwide does not expect to make a profit from these charges.

SURRENDER CHARGES

Nationwide deducts a surrender charge from the cash value of any policy surrendered during the first nine years (first fifteen years in Pennsylvania). The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum initial surrender charge varies by issue age, sex, specified amount and underwriting classification. The surrender charge is calculated based on the initial specified amount. The following tables illustrate the maximum initial surrender charge per $1,000 of initial specified amount for policies which are issued on a standard basis (see Appendix B for specific examples).

INITIAL SPECIFIED AMOUNT $50,000-$99,999*
                  MALE       FEMALE
      ISSUE       NON-         NON-       MALE       FEMALE
        AGE     TOBACCO      TOBACCO    STANDARD    STANDARD
        25       $7.773       $7.518      $8.369      $7.818
        35       $8.817       $8.396      $9.811      $8.889
        45      $12.185      $11.390     $13.884     $12.164
        55      $15.628      $13.995     $18.410     $15.106
        65      $22.274      $19.043     $26.559     $20.607

*Specified amounts of less than $100,000 are not available in New York or New Jersey.

                       INITIAL SPECIFIED AMOUNT $100,000+
                  MALE       FEMALE
      ISSUE       NON-         NON-       MALE       FEMALE
        AGE     TOBACCO      TOBACCO    STANDARD    STANDARD
         25       $5.773     $5.518      $6.369      $5.818
         35       $6.817     $6.396      $7.811      $6.889
         45       $9.685     $8.890     $11.384      $9.664
         55      $13.128    $11.495     $15.910     $12.606
         65      $21.274    $18.043     $25.559     $19.607

The surrender charge is comprised of two components:
     -    an underwriting component; and
     -    sales component.

The underwriting component varies by issue age in the following manner:

                       $1,000 OF INITIAL SPECIFIED AMOUNT
                ISSUE       SPECIFIED AMOUNTS     SPECIFIED AMOUNTS
                 AGE       LESS THAN $100,000*     $100,000 OR MORE
                 0-35          $6.00                   $4.00
                36-55          $7.50                   $5.00
                56-80          $7.50                   $6.50

*Specified amounts of less than $100,000 are not available in New York or New Jersey.

The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing policies, including the costs of:

     -    processing applications;

     -    conducting medical exams;

     -    determining insurability and the insured's underwriting class; and

     -    establishing policy records.

The remainder of the surrender charge that is not attributable to the underwriting component represents the sales component. In no event will this component exceed 26.5% of the lesser of the SEC guideline level premium required in the first year or the premiums actually paid in the first year. The purpose of the sales component is to reimburse Nationwide for some of the expenses incurred in the distribution of the policies. Nationwide also deducts 0.5% of each premium payment for sales load.

The surrender charge may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are borne by Nationwide's general assets which may include profits, if any, from mortality and expense risk charges. Additional premiums and/or income earned on assets in the variable account have no effect on these charges.

Increases in Specified Amount

Policies surrendered during the first nine policy years (first fifteen policy years in Pennsylvania) following an increase in the specified amount will incur a surrender charge associated with the increase. This surrender charge is comprised of an underwriting component and sales component. The maximum initial surrender charge associated with the increase is based on the attained age at the time of the increase, the underwriting classification of the increase, sex, and the amount of the increase in specified amount. The actual initial surrender charge associated with the increase is based upon the maximum initial surrender charge and the premium received within one year of the increase in specified amount.

Increases that are caused by a change in death benefit option that do not change the net amount at risk are not subject to a surrender charge. The surrender charge associated with the increase for policy years following the increase is a percentage of the initial surrender charge.

The following table illustrates the maximum initial surrender charge per $1,000 of specified amount increase for policies increasing coverage on a standard basis. This charge reflects both the underwriting and sales component.

              MALE       FEMALE
 ISSUE        NON-         NON-       MALE       FEMALE
  AGE       TOBACCO      TOBACCO    STANDARD    STANDARD
   25        $3.464       $3.311      $3.821     $3.491
   35         4.090        3.837       4.686      4.133
   45         5.811        5.334       6.830      5.798
   55         7.877        6.897       9.546      7.563
   65        12.764       10.826      15.335     11.764
   75        20.787       17.389      24.236     18.682
   80        27.309       23.309      30.707     24.647

Reduction in Specified Amount

Decreases in specified amount requested by a policy owner will incur a proportional surrender charge. This proportion is equal to the decrease in specified amount divided by the specified amount prior to the decrease. In the case of a policy with prior increases, these fractional surrender charges will be calculated separately for the initial specified amount and each increase in specified amount. For a policy with prior increases in specified amounts, these decreases will be made on a last in first out ("LIFO") basis and therefore decrease each segment in reverse order of its effective date.

Decreases in the specified amount resulting from a partial surrender or a death benefit option change that do not change the net amount risk will not incur a proportional surrender charge.

Reductions to Surrender Charges

Surrender charges are reduced in subsequent policy years as follows:

      COMPLETED            SURRENDER CHARGE AS A % OF
    POLICY YEARS          INITIAL SURRENDER CHARGES
          0                         100%
          1                         100%
          2                          90%
          3                          80%
          4                          70%
          5                          60%
          6                          50%
          7                          40%
          8                          30%
         9+                          0%

The surrender charge is reduced by any partial surrender charge actually paid on previous decreases in specified amount.

For the initial specified amount, a completed policy year (in the chart above) is measured from the issue date. For any increase in specified amount, a completed policy year (in the chart above) is measured from the effective date of the increase.

Special guaranteed maximum surrender charges apply in Pennsylvania (see Appendix
B).

MONTHLY COST OF INSURANCE

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. This deduction is charged proportionately to the cash value in each sub-account and the fixed account.

If death benefit Option 1 or Option 3 (Option 3 is not available in New York) is in effect and there have been increases in the specified amount, then the cash value will first be considered a part of the initial specified amount. If the cash value exceeds the initial specified amount, it will then be considered a part of the additional increases in specified amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates for policies issued on specified amounts less than $100,000 are based on the 1980 Commissioners' Extended Term Mortality Table, Age Last Birthday (1980 CET). Guaranteed cost of insurance rates for policies issued on specified amounts $100,000 or more are based on the 1980 Commissioners' Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the guaranteed cost of insurance rate on a standard basis. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

Mortality tables are unisex for:

     -    policies issued in the State of Montana;
     - group or sponsored arrangements (including employees of Nationwide and their family members); and

     - special exchange programs which Nationwide may make available from time to time.

The rate class of an insured may affect the cost of insurance rate. Nationwide currently places insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks. Nationwide may also issue certain policies on a "non-medical" basis to certain categories of individuals. Due to the underwriting criteria established for policies issued on a non-medical basis, actual rates will be higher than the current cost of insurance rates being charged under policies that are medically underwritten.

MONTHLY ADMINISTRATIVE CHARGE

Nationwide deducts an administrative expense charge proportionately from the cash value in each sub-account and the fixed account on a monthly basis. This charge reimburses Nationwide for certain actual expenses related to the maintenance of the policies including accounting and record keeping, and periodic reporting to policy owners. Nationwide does not expect to recover any amount in excess of aggregate maintenance expenses from this charge. Currently, this charge is $10 per month in the first year, and $5 per month in renewal years. Nationwide may, at its sole discretion, increase this charge. However, Nationwide guarantees that this charge will never exceed $10 per month in the first year and $7.50 per month in renewal years.

MORTALITY AND EXPENSE RISK CHARGE

Nationwide assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the policies is that the insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the policies may be greater than expected. In addition, Nationwide assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

Nationwide deducts the mortality and expense risk charge from the variable account on a monthly basis. Mortality and expense risk deductions will be charged proportionally to the cash value in each sub-account. The mortality and expense risk charge compensates Nationwide for assuming risks associated with mortality and administrative costs. The charge is charged on a daily basis and is equivalent to an annual effective rate of 0.60% of the first $25,000 of cash value attributable to the variable account, 0.30% of the next $225,000 of cash value attributable to the variable account, and 0.10% of cash value attributable to the variable account in excess of $250,000. Policy owners receive quarterly and annual statements advising policy owners of the cancellation of accumulation units for mortality and expense risk charges.

These charges are all guaranteed. Nationwide may realize a profit from this charge.

INCOME TAX

No charge is assessed to policy owners for income taxes incurred by Nationwide as a result of the operations of the sub-accounts. However, Nationwide reserves the right to assess a charge for income taxes against the variable account if income taxes are incurred.

REDUCTION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. Nationwide may reduce or eliminate certain charges (sales load, surrender charge, monthly administrative charge, monthly cost of insurance charge, or other charges) where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to Nationwide. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by Nationwide (including employees of Nationwide and their families).

Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

     -    the number of insureds;

     -    the total premium expected to be paid;

     -    total assets under management for the policy owner;

     -    the nature of the relationship among individual insureds;

     -    the purpose for which the policies are being purchased;

     -    the expected persistency of individual policies; and

     - any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of services.

SURRENDERING THE POLICY FOR CASH

SURRENDER (REDEMPTION)

Policies may be surrendered for the cash surrender value any time while the insured is living. The cancellation will be effective as of the date Nationwide receives the policy accompanied by a signed, written request for cancellation. In some cases, Nationwide may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

The cash surrender value equals the policy's cash value, next computed after the date Nationwide receives a proper written request for surrender and the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PARTIAL SURRENDERS

After the policy has been in force for one year, the policy owner may request a partial surrender.

Partial surrenders are permitted if they satisfy the following requirements:

     (1)  the minimum partial surrender is $200;

     (2) partial surrenders may not reduce the specified amount below the minimum specified amount;

     (3) during the first ten policy years, the maximum amount of a partial surrender cannot exceed 10% of cash surrender value as of the beginning of the policy year;

     (4) after the completion of ten policy years, the maximum amount of a partial surrender is the cash surrender value less the greater of $500 or three monthly deductions; and

     (5) after the partial surrender, the policy continues to qualify as life insurance.

When a partial surrender is made, the cash value will be reduced by the amount of the partial surrender. Further, the specified amount will be reduced by the amount necessary to prevent any increase to the net amount at risk, unless the partial surrender is treated as a preferred partial surrender.

Preferred Partial Surrenders

A partial surrender is considered a preferred partial surrender if the following conditions are met:

     (1)  the surrender occurs before the 15th policy anniversary; and

     (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same policy year does not exceed 10% of the cash surrender value as of the beginning of the policy year.

Reduction of the Specified Amount

When a partial surrender is made, in addition to the cash value being reduced by the amount of the partial surrender, the specified amount may also be reduced (except in the case of a preferred partial surrender). The reduction to the specified amount will be made in the following order:

     (1)  against the most recent increase in the specified amount;

     (2) against the next most recent increases in the specified amount in succession; and

     (3)  against the specified amount under the original application.

Nationwide reserves the right to deduct a fee from the partial surrender amount. The maximum fee is $25 or 5% of the partial surrender amount, whichever is less. Preferred partial surrenders are not subject to this fee. Certain partial surrenders may result in currently taxable income and tax penalties.

INCOME TAX WITHHOLDING

Federal law requires Nationwide to withhold income tax from any portion of surrender proceeds subject to tax. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of his or her request not to withhold. If a policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax. Policy owners should consult a tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

     (1)  the value each year of the life insurance protection provided;

     (2)  an amount equal to any employer-paid premiums; or

     (3) some or all of the amount by which the current value exceeds the employer's interest in the policy.

Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

VARIATION IN CASH VALUE

On any date during the policy year, the cash value equals the cash value on the preceding valuation date, plus any net premium applied since the previous valuation date, minus any partial surrenders, plus or minus any investment results, minus any surrender charge for decreases in specified amount, and less any policy charges.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on the allocation of cash value by the policy owner.

POLICY PROVISIONS

POLICY OWNER

While the insured is living, all rights in this policy are vested in the policy owner named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a contingent policy owner or a new policy owner while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received. Nationwide may require that the policy be submitted for endorsement before making a change.

If the policy owner is other than the insured, names no contingent policy owner, and dies before the insured, the policy owner's rights in this policy belong to the policy owner's estate.

BENEFICIARY

The beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a new beneficiary while the insured is living. Any change must be in a written form satisfactory to Nationwide and received at Nationwide's home office. Once received, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was received.

If any beneficiary predeceases the insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives the insured, the death proceeds will be paid to the policy owner or the policy owner's estate.

CHANGES IN EXISTING INSURANCE COVERAGE

The policy owner may request certain changes in the insurance coverage under the policy. Requests must be in writing and received by Nationwide. No change will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least 3 months.

Specified Amount Increases

After the first policy year, the policy owner may request an increase to the specified amount. Any increase will be subject to the following conditions:

     (1)  the request must be applied for in writing;

     (2)  satisfactory evidence of insurability must be provided;

     (3)  the increase must be for a minimum of $10,000;

     (4) the cash surrender value is sufficient to continue the policy in force for at least 3 months; and

     (5) the age at the time of increase must satisfy the same age requirements as new issues.

Any approved increase will have an effective date of the monthly anniversary day on or next following the date Nationwide approves the supplemental application. Nationwide reserves the right to limit the number of specified amount increases to one each policy year.

Specified Amount Decreases

After the first policy year, the policy owner may also request a decrease to the specified amount. Any approved decrease will be effective on the monthly anniversary day on or next following the date Nationwide receives the request. Any such decrease shall reduce the insurance in the following order:

     (1)  against insurance provided by the most recent increase;

     (2)  against the next most recent increases successively; and

     (3)  against insurance provided under the original application.

Nationwide reserves the right to limit the number of specified amount decreases to one each policy year. Nationwide will refuse a request for a decrease which would:

     (1)  reduce the specified amount to less than the minimum specified amount;
          or

     (2)  disqualify the policy as a contract for life insurance.

OPERATION OF THE POLICY

ALLOCATION OF NET PREMIUM AND CASH VALUE

Nationwide allocates premium payments to sub-accounts or the fixed account, as instructed by policy owners. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving written notice to Nationwide.

Premiums allocated to a sub-account on the application are allocated to the NSAT Money Market Fund during the period the policy owner may cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. (In New York, premiums are allocated to either the NSAT Money Market Fund or the fixed account based on the policy owner's election.) At the expiration of this period, the premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).

The policy owner may change the allocation of net premiums or may transfer cash value from one sub-account to another. Changes are subject to the terms and conditions imposed by each underlying mutual fund and those found in this prospectus. Net premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary (see "Transfers").

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The accumulation unit value for a valuation period is determined by multiplying the accumulation unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period. Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

NET INVESTMENT FACTOR

The net investment factor for any valuation period is determined by dividing (a) by (b) where:

(a)    is:

       (1) the net asset value per share of the underlying mutual fund held in the sub-account as of the end of the current valuation period; and

       (2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the ex-dividend date occurs during the current valuation period).

(b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease. Currently, Nationwide does not maintain a tax reserve with respect to the policies since income with respect to the underlying mutual funds is not taxable to Nationwide or the variable account. Nationwide reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income of other items become taxable to Nationwide. It should be noted that changes in the net investment factor may not be directly proportional to changes in the net asset value of underlying mutual fund shares, because of the deduction for mortality and expense risk charge, and any charge or credit for tax reserves.

DETERMINING THE CASH VALUE

The cash value is the sum of the value of all variable account accumulation units attributable to the policy plus amounts credited to the fixed account and the policy loan account. Nationwide will determine the value of the assets in a variable account at the end of each valuation day. The cash value will be determined at least monthly.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by Nationwide. In the event part or all of the cash value is surrendered or charges or deductions are made against the cash value, an appropriate number of accumulation units from the variable account and an appropriate amount from the fixed account will be deducted in the same proportion that the policy owner's interest in the variable account and the fixed account bears to the total cash value.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which Nationwide periodically declares. The annual effective rate will never be less than 3%. (For a description of the annual effective credited rates, see "The Fixed Account" and "Policy Loans.") Upon request, Nationwide will inform the policy owner of the then applicable rates for each account.

TRANSFERS

Policy owners can transfer allocations without penalty or adjustment subject to the following conditions:

     - Nationwide reserves the right to restrict transfers between the fixed account and the sub-accounts to one per policy year.

     - transfers made to the fixed account may not be made in the first policy year.

     - Nationwide reserves the right to restrict the amount transferred from the fixed account to 20% of that portion of the cash value attributable to the fixed account as of the end of the previous policy year (subject to state restrictions). Policy owners who have entered into Dollar Cost Averaging agreements with Nationwide may transfer under the terms of that agreement.

     - Nationwide reserves the right to restrict the amount transferred to the fixed account to 20% of that portion of cash value attributable to the sub-accounts as of the close of business of the prior valuation period.

     - Nationwide reserves the right to refuse a transfer to the fixed account if the fixed account value is greater than or equal to 30% of the total policy value.

Transfer Requests

Nationwide will accept transfer requests in writing or in those states that allow, over the telephone. Nationwide will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following instructions it reasonably determined to be genuine. Nationwide may withdraw the telephone exchange privilege upon 30 days written notice to policy owners.

Market-Timing Firms

Some policy owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market-timing firms will submit transfer requests on behalf of multiple policy owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of Nationwide or the underlying mutual fund to process transactions. This can potentially disadvantage policy owners not using market-timing firms. To avoid this, Nationwide may modify the transfer rights of policy owners who use market-timing firms (or other third parties) to initiate transfers on their behalf.

The transfer rights of individual policy owners will not be modified in any way when instructions are submitted directly by the policy owner, or by the policy owner's representative (as authorized by the execution of a valid Nationwide Limited Power of Attorney Form).

To protect policy owners, Nationwide may refuse transfer requests:

     - submitted by any agent acting under a power of attorney on behalf of more than one policy owner; or

     - submitted on behalf of individual policy owners who have executed pre-authorized exchange forms which are submitted by market-timing firms (or other third parties) on behalf of more than one policy owner at the same time.

Nationwide will not restrict transfer rights unless Nationwide believes it to be necessary for the protection of all policy owners.

RIGHT TO REVOKE

A policy owner may cancel the policy by returning it by the latest of:

     -    10 days after receiving the policy;

     -    45 days after signing the application; or

     -    10 days after Nationwide delivers a Notice of Right of Withdrawal.

The policy can be mailed to the registered representative who sold it, or directly to Nationwide.

Returned policies are deemed void from the beginning. Nationwide will refund the amount prescribed by the state in which the policy was issued within seven days after it receives the policy. (In New York, Nationwide will refund any premiums paid.) The refunded policy value will reflect the deduction of any policy charges, unless otherwise required by law. This right varies by state.

POLICY LOANS

TAKING A POLICY LOAN

The policy owner may take a policy loan at any time using the policy as security. In states other than New York, maximum policy indebtedness is limited to cash value attributable to both fixed and policy loan accounts, and 90% of the cash value of the variable account, less any surrender charges. In New York, maximum policy indebtedness is limited to 90% of the cash value attributable to the fixed account, policy loan account, and variable account, less any surrender charges. Nationwide will not grant a loan for an amount less than $200. Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

Any request for a policy loan must be in written form. The request must be signed. Certain policy loans may result in currently taxable income and tax penalties.

A policy owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent the policy from lapsing will increase with age.

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to a policy are held in more than one sub-account, withdrawals from the sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on policy loans is 3.9%.

On a current basis, the cash value in the policy loan account is credited with an annual effective rate of 3% during policy years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent policy years. Nationwide may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the crediting rate is guaranteed never to be lower than 3% during policy years 1 through 10 and 3.65% during the 11th and subsequent policy years.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, Nationwide retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which Nationwide considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to the variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, and if the guaranteed policy continuation provision is not in effect, Nationwide will send a notice to the policy owner and the assignee, if any. The policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charges plus an amount sufficient to continue the policy in force for 3 months. Alternatively, if the policy is in the guaranteed policy continuation period, a payment which will bring the guaranteed policy continuation provision into effect will be considered sufficient if such an amount is less than the premium required to bring the cash surrender value to zero and cover 3 months of deductions.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A policy loan, whether or not repaid, will have a permanent effect on the death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the indebtedness may be repaid at any time while the policy is in force during the insured's lifetime. Any payment intended as a premium payment, rather than a loan repayment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to the policy owner's underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. Nationwide reserves the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

ASSIGNMENT

While the insured is living, the policy owner may assign his or her rights in the policy. The assignment must be in writing, signed by the policy owner and received at Nationwide's home office. Prior to being received, assignments will not affect any payments made or actions taken by Nationwide. Nationwide is not responsible for any assignment not submitted, nor is Nationwide responsible for the sufficiency of any assignment. Assignments are subject to any indebtedness owed to Nationwide before being received.

POLICY OWNER SERVICES

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. This program is not available in the State of New York. Nationwide does not guarantee that this program will result in profit or protect policy owners from loss.


Policy owners direct Nationwide to automatically transfer specified amounts from the fixed account, and the Money Market portfolio.


Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the policy owner instructs Nationwide in writing to stop the transfers.

Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs. Nationwide reserves the right to assess a processing fee for this service.

DEATH BENEFIT INFORMATION

CALCULATION OF THE DEATH BENEFIT

At issue, the policy owner irrevocably elects either of the following tests qualifying the policy as life insurance under Section 7702 of the Internal Revenue Code: (1) the guideline premium/cash value corridor test; or (2) the cash value accumulation test. The cash value accumulation test is not available on policies issued for delivery in the State of New York.

While the policy is in force, the death benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance.

In states other than New York, the policy owner may choose one of three death benefit options. In New York, only death benefit Options 1 and 2 are available.

OPTION 1: the death benefit will be the greater of the specified amount or minimum required death benefit. Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, see the illustrations in Appendix C.

OPTION 2: the death benefit will be the greater of the specified amount plus the cash value as of the date of death, or minimum required death benefit and will vary directly with the investment performance.

OPTION 3: the death benefit is the greater of the minimum required death benefit or the sum of the specified amount on the date of death and accumulated premium account which consists of all premium payments accumulated to date of death less partial surrenders accumulated to date of death. The accumulations will be calculated based on the OPTION 3 interest rate shown on the policy data page. In no event will the accumulated premium account be less than zero or greater than the maximum accumulated premium account shown on the policy data page.

For any death benefit option, the calculation of the minimum required death benefit is shown on the policy data page. The minimum required death benefit is the lowest death benefit which will qualify the policy as life insurance under
Section 7702 of the Internal Revenue Code. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Internal Revenue Code where the policy owner has selected guideline premium/cash value corridor test.

CHANGES IN THE DEATH BENEFIT OPTION

After the first policy year, the policy owner may elect to change the death benefit option under the policy from either Option 1 to Option 2, or from Option 2 to Option 1. Only one change of death benefit option is permitted per policy year. The effective date of a change will be the monthly anniversary day following the date the change is approved by Nationwide.

In order for any change in the death benefit option to become effective, the cash surrender value, after a change, must be sufficient to keep the policy in force for at least three months.

Nationwide will adjust the specified amount so that the net amount at risk remains constant before and after the death benefit option change. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations under Section 7702 of the Internal Revenue Code where the policy owner has selected guideline premium/cash value corridor test.

PROCEEDS PAYABLE ON DEATH

The actual death proceeds payable on the insured's death will be the death benefit as described above, less any policy indebtedness, and less any unpaid policy charges. Under certain circumstances, the death proceeds may be adjusted (see "Incontestability," "Error in Age or Sex," and "Suicide").

INCONTESTABILITY

Nationwide will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during the insured's lifetime for 2 years from the policy date. For any increase in specified amount requiring evidence of insurability, Nationwide will not contest payment of the death proceeds based on such an increase after it has been in force during the insured's lifetime for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of the insured has been misstated, the death benefit and cash value will be adjusted. The cash value will be adjusted to reflect the cost of insurance charges on the correct age and sex from the policy date.

SUICIDE

If the insured dies by suicide, while sane or insane, within two years from the policy date, Nationwide will pay no more than the sum of the premiums paid, less any indebtedness and less any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, Nationwide will pay no more than the amount paid for the additional benefit.

MATURITY PROCEEDS

The maturity date is the policy anniversary on or next following the insured's 100th birthday. If the policy is still in force, maturity proceeds are payable to the policy owner on the maturity date. Maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

EXCHANGE RIGHTS

The policy owner may exchange the policy for a flexible premium adjustable life insurance policy offered by Nationwide on the policy date. The benefits for the new policy will not vary with the investment experience of a separate account. The exchange must be elected within 24 months from the policy date. No evidence of insurability will be required.

The policy owner and beneficiary under the new policy will be the same as those under the exchanged policy on the effective date of the exchange. The new policy will have a death benefit on the exchange date not more than the death benefit of the original policy immediately prior to the exchange date. The new policy will have the same policy date and issue age as the original policy. The initial specified amount and any increases in specified amount will have the same rate class as those of the original policy. Any indebtedness may be transferred to the new policy.

The exchange may be subject to an equitable adjustment in rates and values to reflect variances, if any, in the rates and values between the two policies. After adjustment, if any excess is owed the policy owner, Nationwide will pay the excess to the policy owner in cash. The exchange may be subject to federal income tax withholding (see "Income Tax Withholding").

GRACE PERIOD AND GUARANTEED POLICY CONTINUATION PERIOD

GRACE PERIOD

If the cash surrender value on a monthly anniversary day is not sufficient to cover the current monthly deduction, and the guaranteed policy continuation provision is not in effect, a grace period will be allowed for the payment of a premium of the lesser of at least three times the current monthly deduction and the premium required to bring the guaranteed policy continuation provision back into effect. Nationwide will send the policy owner a notice at the start of the grace period, at the address in the application or another address specified by the policy owner, stating the amount of premium required. The grace period will end 61 days after the day the notice is mailed. If sufficient premium is not received by Nationwide by the end of the grace period, the policy will lapse without value. If death proceeds become payable during the grace period, Nationwide will pay the death proceeds.

GUARANTEED POLICY CONTINUATION PERIOD

This policy will not lapse during the guaranteed policy continuation period provided that on each monthly anniversary day (1) is greater than or equal to
(2) where:

     (1) is the sum of all premiums paid to date minus any indebtedness, and minus any partial surrenders; and

     (2) is the sum of minimum monthly premiums required since the policy date including the minimum monthly premium for the current monthly anniversary day.

The guaranteed policy continuation period is the lesser of 30 policy years or the number of policy years until the insured reaches attained age 65. For policies issued to ages greater than 55, the guaranteed policy continuation period is 10 policy years.

This provision is subject to state insurance restrictions. In New York, the guaranteed policy continuation period is the lesser of 30 policy years or the number of policy years until the insured reaches attained age 65. For policies issued to ages greater than 62, the guaranteed policy continuation period is 3 policy years. In Texas, the guaranteed policy continuation period is 9 policy years for all issue ages. In Massachusetts, the guaranteed policy continuation period is 5 policy years for all issue ages.

REINSTATEMENT

If the grace period ends and the policy owner has neither paid the required premium nor surrendered the policy for its cash surrender value, the policy owner may reinstate the policy by:

     (1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

     (2)  providing evidence of insurability satisfactory to Nationwide;

     (3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period;

     (4) paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

          (a) is premium sufficient to keep the policy in force for 3 months from the date of reinstatement; and

          (b) is premium sufficient to bring the guaranteed policy continuation provision into effect; and

     (5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day on or next following the date the application for reinstatement is approved by Nationwide. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

     (1)  the cash value at the end of the grace period; or

     (2) the surrender charge for the policy year in which the policy was reinstated.

Amounts allocated to underlying mutual funds at the start of the grace period will be reinstated, unless the policy owner provides otherwise.

TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. Nationwide will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Internal Revenue Code.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Internal Revenue Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Internal Revenue Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy.

A 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2, disabled, or the distribution is part of an annuity to the policy owner as defined in the Internal Revenue Code. Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual", as that term is defined in the Internal Revenue Code, are excludable from gross income.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. Nationwide will monitor premiums paid and will notify the policy owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Internal Revenue Code. The policy owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to meeting the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or Nationwide pays an amount to the IRS. The amount will be based on the tax that would have been paid by the policy owner if the income, for the period the policy was not diversified, had been received by the policy owner.

If the failure to diversify is not corrected in this manner, the policy owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

Nationwide will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus total policy indebtedness exceeds the premiums paid into the policy, the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise of no taxpayer identification number is provided to Nationwide, or if the IRS notifies Nationwide that back-up withholding is required.

FEDERAL ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2000, an estate of less than $625,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary.

If the policy owner (whether or not he or she is the insured) transfers ownership of the policy to another person, such transfer may be subject to a federal gift tax. In addition, if such policy owner transfers the policy to someone two or more generations younger than the policy owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the policy owner should consult with counsel and other competent advisors regarding these taxes.

NON-RESIDENT ALIENS

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. Nationwide is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to Nationwide sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual taxpayer identification number from the IRS, and furnish that number to Nationwide prior to the distribution. If Nationwide does not have the proper proof of citizenship or residency and a proper individual taxpayer identification number prior to any distribution, Nationwide will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to Nationwide that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includible in the recipient's gross income for United States federal income tax purposes. Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

TAXATION OF NATIONWIDE

Nationwide is taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

Nationwide does not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, Nationwide determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the variable account.

Nationwide may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on Nationwide's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If the policy owner, insured, or beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice, and should not take the place of your independent legal, tax and/or financial advisor.

LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

Nationwide is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Nationwide for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Nationwide's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Nationwide's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Nationwide is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

REPORTS TO POLICY OWNERS

Nationwide will mail to the policy owner at the last known address of record:

     - an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, and policy indebtedness;

     - annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

     - statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

Nationwide is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced a lawsuit in a federal court in Texas against Nationwide Life Insurance Company and the American Century group of defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this lawsuit, plaintiffs sought to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that the performance of their underlying mutual fund option managed by American Century, whose shares may only be purchased by insurance companies, would track the performance of a mutual fund, also managed by American Century, whose shares are publicly traded. The amended complaint seeks unspecified compensatory and punitive damages. On April 27, 1998, the District Court denied, in part, and granted, in part, motions to dismiss the complaint filed by Nationwide and American Century. The remaining claims against Nationwide allege securities fraud, common law fraud, civil conspiracy, and breach of contract. The District Court, on December 2, 1998, issued an order denying plaintiffs' motion for class certification and the appeals court declined to review the order denying class certification upon interlocutory appeal. On June 11, 1999, the District Court denied the plaintiffs' motion to amend their complaint and reconsider class certification. In January 2000, Nationwide and American Century settled this lawsuit now limited to the claims of the two named plaintiffs. On February 9, 2000, the court dismissed this lawsuit with prejudice.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.


The general distributor, Waddell & Reed, Inc., is not engaged in any litigation of any material nature.


REGISTRATION STATEMENT

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable account, Nationwide, and the policies offered hereby. Statements contained in this prospectus as to the content of policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

DISTRIBUTION OF THE POLICIES


The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, Waddell & Reed, Inc. Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

Waddell & Reed, Inc. acts as general distributor for the following investment companies:


WADDELL & REED ADVISORS FUNDS
WADDELL & REED ADVISORS FUNDS, INC.*

     -    Waddell & Reed Advisors Accumulative Fund
     -    Waddell & Reed Advisors Bond Fund
     -    Waddell & Reed Advisors Income Fund
     -    Waddell & Reed Advisors Science and Technology Fund
     -    Waddell & Reed Advisors Asset Strategy Fund, Inc.
     -    Waddell & Reed Advisors Cash Management, Inc.
     -    Waddell & Reed Advisors Continental Income Fund, Inc.
     -    Waddell & Reed Advisors Government Securities Fund, Inc.

     -    Waddell & Reed Advisors High Income Fund, Inc.
     -    Waddell & Reed Advisors High Income Fund II, Inc.
     -    Waddell & Reed Advisors International Growth Fund, Inc.
     -    Waddell & Reed Advisors Municipal Bond Fund, Inc.
     -    Waddell & Reed Advisors Municipal High Income Fund, Inc.
     -    Waddell & Reed Advisors New Concepts Fund, Inc.
     -    Waddell & Reed Advisors Retirement Shares, Inc.
     -    Waddell & Reed Advisors Small Cap Fund, Inc.
     -    Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.
     -    Waddell & Reed Advisors Vanguard Fund, Inc.

W&R FUNDS, INC.*

     -    Asset Strategy Fund
     -    International Growth Fund
     -    Large Cap Growth Fund
     -    Mid Cap Growth Fund
     -    Science and Technology Fund
     -    Small Cap Growth Fund
     -    Tax-Managed Equity Fund
     -    Total Return Fund

TARGET/UNITED FUNDS, INC.* (TO BE RENAMED W&R/TARGET FUNDS, INC.)

     -    Asset Strategy Portfolio
     -    Balanced Portfolio
     -    Bond Portfolio
     -    Growth Portfolio
     -    High Income Portfolio
     -    Income Portfolio
     -    International Growth Portfolio
     -    Large Cap Growth Portfolio
     -    Mid Cap Growth Portfolio
     -    Science and Technology Portfolio
     -    Small Cap Growth Portfolio
     -    Tax-Managed Equity Portfolio
     -    Total Return Portfolio

* Indicates series fund.

Gross first year commissions paid by Nationwide on the sale of these policies plus fees for marketing services are not more than 6.75% of the premiums paid.

No underwriting commissions have been paid by Nationwide to NISC.




 WADDELL &REED, INC. DIRECTORS AND OFFICERS
 ------------------------------------------------------------------------------------------------------------------
                                                                     POSITIONS AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
 ------------------------------------------------------------------------------------------------------------------
 Keith A. Tucker                                                Director, Chairman of the Board
 6300 Lamar Ave.
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------
 Robert L. Hechler                                       Director, President, Chief Executive Officer,
 6300 Lamar Ave.                                           Principal Financial Officer and Treasurer
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------
 Henry J. Hermann                                                           Director
 6300 Lamar Ave.
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------
 Robert J. Williams                                               Executive Vice President and
 6300 Lamar Ave.                                                     National Sales Manager
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------

 ------------------------------------------------------------------------------------------------------------------
                                                                     POSITIONS AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER
 ------------------------------------------------------------------------------------------------------------------
 Thomas W. Butch                                                  Executive Vice President and
 6300 Lamar Ave.                                                    Chief Marketing Officer
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------
 Daniel C. Schulte                                            Senior Vice President, Secretary and
 6300 Lamar Ave.                                                      Chief Legal Officer
 Overland Park, KS 66202
 ------------------------------------------------------------------------------------------------------------------


KEITH A. TUCKER - Chairman of the Board of Directors of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Chairman of the Board of Directors, Chief Executive Officer and Director of Waddell & Reed Financial, Inc.; President, Chairman of the Board of Directors and Chief Executive Officer of Waddell & Reed Financial Services, Inc.; Chairman of the Board of Directors of Waddell & Reed Investment Management Company, Waddell & Reed, Inc. and Waddell & Reed Services Company; formerly, President of each of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; formerly, Chairman of the Board of Directors of Waddell & Reed Asset Management Company, a former affiliate of Waddell & Reed Financial, Inc. Date of birth: February 11, 1945.

ROBERT L HECHLER - President and Principal Financial Officer of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Executive Vice President, Chief Operating Officer and Director of Waddell & Reed Financial, Inc.; Vice President, Chief Operating Officer, Director and Treasurer of Waddell & Reed Financial Services, Inc.; Executive Vice President, Principal Financial Officer, Director and Treasurer of WRIMCO; President, Chief Executive Officer, Principal Financial Officer, Director and Treasurer of Waddell & Reed, Inc.; Director and Treasurer of Waddell & Reed Services Company; Chairman, Chief Executive Officer, President and Director of Fiduciary Trust Company of New Hampshire, an affiliate of Waddell & Reed, Inc.; Director of Legend Group Holdings, LLC, Legend Advisory Corporation, Legend Equities Corporation, Advisory Services Corporation, The Legend Group, Inc. and LEC Insurance Agency, Inc., affiliates of Waddell & Reed Financial, Inc.; formerly, Vice President of each of the funds in the Fund Complex; formerly, Director and Treasurer of Waddell & Reed Asset Management Company; formerly, President of Waddell & Reed Services Company. Date of birth: November 12, 1936.

HENRY J. HERRMANN - Vice President of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; President, Chief Investment Officer, and Director of Waddell & Reed Financial, Inc.; Vice President, Chief Investment Officer and Director of Waddell & Reed Financial Services, Inc.; Director of Waddell & Reed, Inc.; President, Chief Executive Officer, Chief Investment Officer and Director of Waddell & Reed Investment Management Company (WRIMCO); Chairman of the Board of Directors of Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; formerly, President, Chief Executive Officer, Chief Investment Officer and Director of Waddell & Reed Asset Management Company. Date of birth: December 8, 1942.

ROBERT J. WILLIAMS - Senior Vice President of Waddell & Reed Financial, Inc.; Vice President and National Sales Manager of Waddell & Reed Financial Services, Inc.; Executive Vice President and National Sales Manager of Waddell & Reed, Inc.; President and Director of W & R Insurance Agency, Inc. (and eight other state-specific insurance agencies). Date of birth: March 21, 1944.

THOMAS W. BUTCH - Senior Vice President and Chief Marketing Officer of Waddell & Reed Financial, Inc.; Executive Vice President and Chief Marketing Officer of Waddell & Reed, Inc. Date of birth: December 16, 1956.

DANIEL C. SCHULTE - Vice President, Assistant Secretary and General Counsel of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Vice President, Secretary and General Counsel of Waddell & Reed Financial, Inc.; Senior Vice President, Secretary and Director of Waddell & Reed Financial Services, Inc. and Waddell & Reed Services Company; Senior Vice President, Secretary and General Counsel of Waddell & Reed, Inc. and Waddell & Reed Investment Management Company; Vice President, Secretary and Director of W & R Insurance Agency, Inc. (and eight other state-specific insurance agencies); Assistant Secretary and General Counsel of Austin, Calvert & Flavin, Inc. Date of birth: December 8, 1965.


ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which Nationwide is engaged.

Nationwide markets its policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

Nationwide serves as depositor for the following separate investment accounts, each of which is a registered investment company:

     -    Nationwide Variable Account;
     -    Nationwide Variable Account-II;
     -    Nationwide Variable Account-3;
     -    Nationwide Variable Account-4;
     -    Nationwide Variable Account-5;
     -    Nationwide Variable Account-6;
     -    Nationwide Fidelity Advisor Variable Account;
     -    Nationwide Variable Account-8;
     -    Nationwide Variable Account-9;
     -    Nationwide Variable Account-10;
     -    Nationwide Variable Account-11;
     -    MFS Variable Account;
     -    Nationwide Multi-Flex Variable Account;
     -    Nationwide VLI Separate Account;
     -    Nationwide VLI Separate Account-2;
     -    Nationwide VLI Separate Account-3;
     -    Nationwide VLI Separate Account-4;
     -    Nationwide VLI Separate Account-5;
     -    NACo Variable Account;
     -    Nationwide DC Variable Account; and the
     -    Nationwide DCVA-II.

Nationwide, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

Nationwide operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, Nationwide shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

Nationwide does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. Nationwide shares its home office, other facilities and equipment with Nationwide Mutual Insurance Company.

Company Management

Nationwide and Nationwide Life and Annuity Insurance Company, together with Nationwide

Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.

Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. McFerson, Gasper, Woodward and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by Nationwide Investment Services Corporation, a registered broker-dealer affiliated with the Nationwide group of companies.


DIRECTORS OF NATIONWIDE
------------------------------------- --------------------------- ----------------------------------------------------
DIRECTORS OF THE DEPOSITOR NAME AND
         PRINCIPAL BUSINESS              POSITIONS AND OFFICES
               ADDRESS                      WITH DEPOSITOR        PRINCIPAL OCCUPATION
------------------------------------- --------------------------- ----------------------------------------------------
Lewis J. Alphin                                Director
519 Bethel Church Road                                            Farm Owner and Operator, Bell Farms (1)
Mount Olive, NC 28365-6107
------------------------------------- --------------------------- ----------------------------------------------------
A. I. Bell                                     Director           Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701
------------------------------------- --------------------------- ----------------------------------------------------
Kenneth D. Davis                               Director           Farm Owner and Operator (1)
7229 Woodmansee Road
Leesburg, OH 45135
------------------------------------- --------------------------- ----------------------------------------------------
Keith W. Eckel                                 Director
1647 Falls Road                                                   Partner, Fred W. Eckel Sons; President, Eckel
Clarks Summit, PA 18411                                           Farms, Inc. (1)
------------------------------------- --------------------------- ----------------------------------------------------
Willard J. Engel                               Director           Retired General Manager, Lyon County Co-operative
301 East Marshall Street                                          Oil Company (1)
Marshall, MN 56258
------------------------------------- --------------------------- ----------------------------------------------------
Fred C. Finney                                 Director           Owner and Operator, Moreland Fruit Farm; Operator,
1558 West Moreland Road                                           Melrose Orchard (1)
Wooster, OH 44691
------------------------------------- --------------------------- ----------------------------------------------------
Joseph J. Gasper                      President and Chief         President and Chief Operating Officer, Nationwide
One Nationwide Plaza                  Operating Officer and       Life Insurance Company and Nationwide Life and
Columbus, OH 43215                    Director                    Annuity Insurance Company (2)
------------------------------------- --------------------------- ----------------------------------------------------
Dimon R. McFerson                     Chairman and Chief          Chairman and Chief Executive Officer- (2)
One Nationwide Plaza                  Executive Officer and
Columbus, OH 43215                    Director
------------------------------------- --------------------------- ----------------------------------------------------
David O. Miller                       Chairman of the Board and   President, Owen Potato Farm, Inc.; Partner, M&M
115 Sprague Drive                     Director                    Enterprises (1)
Hebron, OH 43025
------------------------------------- --------------------------- ----------------------------------------------------
Yvonne L. Montgomery                           Director
Xerox Corporation                                                 Senior Vice President and General Manager, Public
Suite 200                                                         Sector Worldwide/Document Solutions Group
1401 H Street NW                                                  Xerox Corporation (2)
Washington, DC 20007
------------------------------------- --------------------------- ----------------------------------------------------

------------------------------------- --------------------------- ----------------------------------------------------
DIRECTORS OF THE DEPOSITOR NAME AND
         PRINCIPAL BUSINESS              POSITIONS AND OFFICES
               ADDRESS                      WITH DEPOSITOR        PRINCIPAL OCCUPATION
------------------------------------- --------------------------- ----------------------------------------------------
Ralph M. Paige                                 Director           Executive Director Federation of Southern
Federation of Southern                                            Cooperatives/Land Assistance Fund
Cooperatives/Land Assistance Fund
2769 Church Street
East Point, GA 30344
------------------------------------- --------------------------- ----------------------------------------------------
James F. Patterson                             Director
8765 Mulberry Road                                                Vice President, Pattersons, Inc.; President,
Chesterland, OH 44026                                             Patterson Farms, Inc. (1)
------------------------------------- --------------------------- ----------------------------------------------------
Arden L. Shisler                               Director           President and Chief Executive Officer, K&B
1356 North Wenger Road                                            Transport, Inc. (1)
Dalton, OH 44618
------------------------------------- --------------------------- ----------------------------------------------------
Robert L. Stewart                              Director           Owner and Operator Sunnydale Farms and Mining (1)
88740 Fairview Road
Jewett, OH 43986
------------------------------------- --------------------------- ----------------------------------------------------
Nancy C. Thomas                                Director           Co-owner, Thomas Farms (2)
1767D Westwood Avenue
Alliance, OH 44601
------------------------------------- --------------------------- ----------------------------------------------------

     (1)  Principal occupation for last 5 years.

     (2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of NISC, a registered broker-dealer.

Messrs. McFerson, Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Mr. McFerson and Ms. Thomas are trustees of Nationwide Mutual Funds, a registered investment company. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Mutual Funds, registered investment companies.

EXECUTIVE OFFICERS OF NATIONWIDE

-------------------------------------------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
-------------------------------------------------------------------------------------------------------------------
Richard D. Headley                                Executive Vice President - Chief  Information Technology Officer
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Robert A. Oakley                                  Executive Vice President - Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Robert J. Woodward, Jr.                           Executive Vice President - Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
James E. Brock                                    Senior Vice President - Corporate Development
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Charles A. Bryan                                  Senior Vice President - Chief Actuary - Property and Casualty
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
John R. Cook, Jr.                                 Senior Vice President - Chief Communications Officer
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
David A. Diamond                                  Senior Vice President - Corporate Controller
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Philip C. Gath                                    Senior Vice President - Chief Actuary - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Patricia R. Hatler                                Senior Vice President, General Counsel and Secretary
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
David K. Hollingsworth                            Senior Vice President
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
David R. Jahn                                     Senior Vice President - Commercial Insurance
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Donna A. James                                    Senior Vice President - Chief Human Resources Officer
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Richard A. Karas                                  Senior Vice President - Sales - Financial Services
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Gregory S. Lashutka                               Senior Vice President - Corporate Relations
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Edwin P. McCausland, Jr.                          Senior Vice President - Fixed Income Securities
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------

EXECUTIVE OFFICERS OF NATIONWIDE

-------------------------------------------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
-------------------------------------------------------------------------------------------------------------------
Mark D. Phelan                                    Senior Vice President - Technology Services
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Douglas C. Robinette                              Senior Vice President - Claims and Financial Services
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Mark R. Thresher                                  Senior Vice President - Finance - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Richard M. Waggoner                               Senior Vice President - Operations
One Nationwide Plaza
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------
Susan A. Wolken                                   Senior Vice President - Product Management and Nationwide
One Nationwide Plaza                              Financial Marketing
Columbus, OH 43215
-------------------------------------------------------------------------------------------------------------------


DIMON R. MCFERSON has been a Director since April 1988 and Chairman and Chief Executive Officer since April 1996. He was elected Chief Executive Officer in December 1992, and President and Chief Executive Officer in December 1993. He was President and General Manager of Nationwide Mutual Insurance Company from April 1988 to April 1991; President and Chief Operating Officer of Nationwide Mutual Insurance Company from April 1991 to December 1992; and President and Chief Executive Officer of Nationwide Mutual Insurance Company from December 1992 to April 1996. Mr. McFerson has been with Nationwide for 20 years.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 33 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

JAMES E. BROCK has been Senior Vice President - Corporate Development since July 1997. Previously, he was Senior Vice President - Company Operations from December 1996 to July 1997 and was also Senior Vice President - Life Company Operations from April 1996 to July 1997. Mr. Brock was Senior Vice President - Investment Products Operations from November 1990 to April 1996. Prior to that time, Mr. Brock held several positions within Nationwide. Mr. Brock has been with Nationwide for 30 years.

CHARLES A. BRYAN has been a Senior Vice President - Chief Actuary - Property and Casualty since 1998. Prior to joining Nationwide, Mr. Bryan was president, Chief Operating Officer of Direct Response Corporation from 1996 to 1998. Prior to that time, Mr. Bryan was a partner with Ernst & Young.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 2 years.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until 1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Controller since August 1999. He was Vice President-Controller from August 1996 to August 1999. Previously, he was Vice President - Controller from October 1993 to August 1996. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 11 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 31 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Multi Channel and Sponsor Relations since August 1999. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, has held numerous positions within the Nationwide group of companies. Mr. Hollingsworth has been with Nationwide for 25 years.

DAVID R. JAHN has been Senior Vice President - Commercial Insurance since March 1998. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within the Nationwide group of companies. Mr. Jahn has been with Nationwide for 28 years.

DONNA A. JAMES has been Senior Vice President - Chief Human Resources Officer since May 1999. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously she was Vice President - Human Resources from July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996 she was Associate Vice President - Assistant to the CEO for Nationwide. Previously Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 18 years.

RICHARD D. HEADLEY has been Executive Vice President - Chief Information Technology Officer since May 1999. He was Senior Vice President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headley was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. From January 1975 until 1992 Mr. Headley held several positions with Banc One Corporation. Mr. Headly has been with Nationwide for 2 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 35 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of

Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

YVONNE L. MONTGOMERY has been a Director of Nationwide since April, 1998. Ms. Montgomery is senior vice president/general manager - Public Sector Worldwide/Document Solutions Group for Xerox Corporation. A resident of Washington, DC, Ms. Montgomery is in charge of providing an integrated, industry-focused portfolio of document solutions and services to the public sector worldwide. Ms. Montgomery joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president-field operations and executive assistant to the chairman and CEO.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer since April 1995. Previously, he was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 24 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association. He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Technology Services since 1998. His previous management experience includes five years (1977-1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as director of AT&T's Consumer Communications Services Group and he was subsequently promoted to sales vice president for the Eastern Region of the Business Communications Services Division. In 1992, he became executive vice president-sales and marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims and Financial Services since 1999. Previously, he was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Previously, Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau (Wausau), a member of the Nationwide group until December 1998, from September 1996 to May 1998. Prior to that time he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995 Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994 he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with the Nationwide group for 13 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

NANCY C. THOMAS has been a Director of Nationwide since 1986. Mrs. Thomas is a board member of Farm Credit Services' 4th District and serves on the advisory board of Walsh University in North Canton, OH. She is a past president and former director of the Ohio Agricultural Marketing Association and served on the boards of the Ohio Farm Bureau Federation and Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark, and as the Midwest regional representative on the American Farm Bureau women's committee.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President and Treasurer from November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 23 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 25 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 35 years.

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS


The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.


TARGET/UNITED FUNDS, INC.
The Fund is an open-end, diversified management company organized as a Maryland corporation on December 2, 1986. The Fund sells its shares only to the separate accounts of participating insurance companies to fund certain variable life insurance policies and variable annuity contracts. Waddell & Reed Investment Management Company is the Fund's investment advisor.

     ASSET STRATEGY PORTFOLIO
     Investment Objective: The Asset Strategy Portfolio seeks high total return over the long-term. It seeks to achieve its goal by allocating its assets among stocks, bonds and short-term instruments, both in the United States and abroad.

     BALANCED PORTFOLIO
     Investment Objective: The Balanced Portfolio seeks as a primary goal, current income, with a secondary goal of long-term appreciation of capital. It invests primarily in a mix of stocks, fixed-income securities and cash, depending on market conditions.

     BOND PORTFOLIO
     Investment Objective: The Bond Portfolio seeks a reasonable return with more emphasis on preservation of capital. It seeks to achieve its goal by investing primarily in domestic debt securities, usually of investment grade.

     GROWTH PORTFOLIO
     Investment Objective: The Growth Portfolio seeks capital growth, with a secondary goal of current income. It seeks to achieve its goal by investing primarily in common stocks, or securities convertible into common stocks, of U.S. and foreign companies.

     HIGH INCOME PORTFOLIO
     Investment Objective: The High Income Portfolio seeks as a primary goal, high current income with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in high-yield, high-risk, fixed-income securities of U.S. and foreign issuers, the risks of which are consistent with the Portfolio's goals.

     INCOME PORTFOLIO
     Investment Objective: The Income Portfolio seeks maintenance of current income, subject to market conditions, with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in common stocks of large U.S. and foreign companies that have a record of paying regular dividends on common stock or have the potential for capital appreciation, or are expected to resist market decline.

     INTERNATIONAL PORTFOLIO
     Investment Objective: The International Portfolio seeks as a primary goal, long-term appreciation of capital, with a secondary goal of current income. It seeks to achieve its goals by investing primarily in common stocks, or securities convertible into or exchangeable for common stocks of foreign companies that may have the potential for long-term growth.

     LIMITED-TERM BOND PORTFOLIO
     Investment Objective: The Limited-Term Bond Portfolio seeks a high level of current income consistent with preservation of capital. It seeks to achieve its goal by investing primarily in investment-grade debt securities of U.S. issuers, including U.S. Government securities.

     MONEY MARKET PORTFOLIO
     Investment Objective: The Money Market Portfolio seeks current income consistent with stability of principal. It seeks to achieve it goal by investing in U.S. dollar-denominated high quality money market obligations and instruments.

     SCIENCE AND TECHNOLOGY PORTFOLIO
     Investment Objective: The Science and Technology Portfolio seeks long-term capital growth. It seeks to achieve its goals by concentrating its investments primarily in the common stock of science and technology securities of U.S. and foreign companies.

     SMALL CAP PORTFOLIO
     Investment Objective: The Small Cap Portfolio seeks capital growth. It seeks to achieve its goal by investing primarily in common stocks, or securities convertible into the common stocks, of companies that are relatively new or unseasoned, companies in their early stages of development, or smaller companies positioned in new or in emerging industries where the opportunity for rapid growth is above average.

APPENDIX B: ILLUSTRATION OF SURRENDER CHARGES


EXAMPLE 1: A female non-tobacco, age 45, purchases a policy with a specified amount of $50,000 and a scheduled premium of $750. She now wishes to surrender the policy during the first policy year. By using the initial surrender charge table reproduced below, (also see "Surrender Charges") the total surrender charge per thousand multiplied by the specified amount expressed in thousands equals the total surrender charge of $569.50 ($11.390 x 50=569.50).

EXAMPLE 2: A male non-tobacco, age 35, purchases a policy with a specified amount of $100,000 and a scheduled premium of $1100. He now wants to surrender the policy in the sixth policy year. The total initial surrender charge is calculated using the method illustrated above (surrender charge per 1000 is 6.817 x 100=681.70 maximum initial surrender charge). Because the fifth policy year has been completed, the maximum initial surrender charge is reduced by multiplying it by the applicable percentage factor from the "Reductions to Surrender Charges" table below. (Also see "Reductions to Surrender Charges.") In this case, $681.70 x 60%=$409.02 which is the amount Nationwide deducts as a total surrender charge.



Maximum surrender charge per $1,000 of initial specified amount for policies issued on a standard basis:


INITIAL SPECIFIED AMOUNT $50,000-$99,999*

        ISSUE                  MALE                FEMALE                MALE                FEMALE
         AGE               NON-TOBACCO           NON-TOBACCO           STANDARD             STANDARD
          25                  $7.773               $7.518               $8.369               $7.818
          35                   8.817                8.396                9.811                8.889
          45                  12.185               11.390               13.884               12.164
          55                  15.628               13.995               18.410               15.106
          65                  22.274               19.043               26.559               20.607

*Specified amounts of less than $100,000 are not available in New York or New Jersey.


INITIAL SPECIFIED AMOUNT $100,000+

        ISSUE                  MALE                FEMALE                MALE                FEMALE
         AGE               NON-TOBACCO          NON-TOBACCO            STANDARD             STANDARD
          25                  $5.773               $5.518               $6.369               $5.818
          35                   6.817                6.396                7.811                6.889
          45                   9.685                8.890               11.384                9.664
          55                  13.128               11.495               15.910               12.606
          65                  21.274               18.043               25.559               19.607

REDUCTIONS TO SURRENDER CHARGES

                           SURRENDER CHARGE                               SURRENDER CHARGE
      COMPLETED            AS A % OF INITIAL          COMPLETED           AS A % OF INITIAL
     POLICY YEARS          SURRENDER CHARGES         POLICY YEARS         SURRENDER CHARGES
          0                      100%                     5                      60%
          1                      100%                     6                      50%
          2                       90%                     7                      40%
          3                       80%                     8                      30%
          4                       70%                     9+                     0%

The current surrender charges are the same for all states. However, in Pennsylvania the guaranteed maximum surrender charges are spread out over 14 years. The guaranteed maximum surrender charge in subsequent years in Pennsylvania is reduced in the following manner:


   COMPLETED    SURRENDER CHARGE AS A    COMPLETED    SURRENDER CHARGE AS A    COMPLETED    SURRENDER CHARGE AS A
 POLICY YEARS        % OF INITIAL       POLICY YEARS       % OF INITIAL       POLICY YEARS       % OF INITIAL
                  SURRENDER CHARGES                     SURRENDER CHARGES                     SURRENDER CHARGES
       0                 100%                5                 60%                 10                20%
       1                 100%                6                 50%                 11                15%
       2                 90%                 7                 40%                 12                10%
       3                 80%                 8                 30%                 13                 5%
       4                 70%                 9                 25%                14+                 0%

The illustrations of current values in this prospectus are the same for Pennsylvania. However, the illustrations of guaranteed values in this prospectus do not reflect guaranteed maximum surrender charges which are spread out over 14 years. If this policy is issued in Pennsylvania, please contact Nationwide's home office for an illustration.

Nationwide has no plans to change the current surrender charges.

APPENDIX C:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES,
AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the policies change with investment performance. The illustrations illustrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values, cash surrender values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is no policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.


The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses, which are equivalent to an annual effective rate of 0.98%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all underlying mutual fund options available under the policy as of December 31, 1999.


Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.98%, 5.02% and 11.02%.

The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated.

The cash surrender values shown in the illustrations reflect the fact that Nationwide will deduct a surrender charge from the policy's cash value for any policy surrendered in full during the first nine policy years.

The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, Nationwide will furnish a comparable illustration based on the proposed insured's age, sex, smoking classification, rating classification and premium payment requested.

                             DEATH BENEFIT OPTION 1
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------
1           1,575        960         63         100,000      1,031      133        100,000      1,101        204          100,000
2           3,229        1,952       1,055      100,000      2,155      1,257      100,000      2,366        1,469        100,000
3           4,965        2,915       2,107      100,000      3,314      2,507      100,000      3,748        2,940        100,000
4           6,788        3,849       3,131      100,000      4,511      3,793      100,000      5,258        4,540        100,000
5           8,703        4,754       4,126      100,000      5,746      5,118      100,000      6,912        6,283        100,000
6           10,713       5,630       5,092      100,000      7,021      6,483      100,000      8,722        8,184        100,000
7           12,824       6,476       6,028      100,000      8,338      7,889      100,000      10,708       10,259       100,000
8           15,040       7,293       6,934      100,000      9,697      9,338      100,000      12,886       12,527       100,000
9           17,367       8,080       7,810      100,000      11,101     10,832     100,000      15,278       15,009       100,000
10          19,810       8,836       8,836      100,000      12,552     12,552     100,000      17,907       17,907       100,000
11          22,376       9,561       9,561      100,000      14,051     14,051     100,000      20,800       20,800       100,000
12          25,069       10,255      10,255     100,000      15,601     15,601     100,000      23,985       23,985       100,000
13          27,898       10,918      10,918     100,000      17,203     17,203     100,000      27,499       27,499       100,000
14          30,868       11,549      11,549     100,000      18,861     18,861     100,000      31,387       31,387       100,000
15          33,986       12,106      12,106     100,000      20,539     20,539     100,000      35,661       35,661       100,000
16          37,261       12,613      12,613     100,000      22,260     22,260     100,000      40,385       40,385       100,000
17          40,699       13,066      13,066     100,000      24,024     24,024     100,000      45,615       45,615       100,000
18          44,309       13,460      13,460     100,000      25,832     25,832     100,000      51,411       51,411       100,000
19          48,099       13,798      13,798     100,000      27,695     27,695     100,000      57,848       57,848       100,000
20          52,079       14,092      14,092     100,000      29,627     29,627     100,000      65,014       65,014       100,000
21          56,258       14,298      14,298     100,000      31,598     31,598     100,000      72,986       72,986       100,000
22          60,646       14,409      14,409     100,000      33,607     33,607     100,000      81,872       81,872       100,000
23          65,253       14,415      14,415     100,000      35,653     35,653     100,000      91,760       91,760       108,277
24          70,091       14,307      14,307     100,000      37,735     37,735     100,000      102,662      102,662      120,115
25          75,170       14,073      14,073     100,000      39,854     39,854     100,000      114,677      114,677      133,026
26          80,504       13,700      13,700     100,000      42,011     42,011     100,000      127,919      127,919      147,107
27          86,104       13,179      13,179     100,000      44,208     44,208     100,000      142,541      142,541      161,072
28          91,984       12,494      12,494     100,000      46,448     46,448     100,000      158,700      158,700      176,156
29          98,158       11,628      11,628     100,000      48,735     48,735     100,000      176,569      176,569      192,460
30          104,641      10,557      10,557     100,000      51,069     51,069     100,000      196,349      196,349      210,093

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 1
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,575        930         33         100,000      999        101        100,000      1,068        170          100,000
2           3,229        1,851       954        100,000      2,047      1,150      100,000      2,252        1,354        100,000
3           4,965        2,733       1,925      100,000      3,116      2,308      100,000      3,532        2,724        100,000
4           6,788        3,572       2,854      100,000      4,202      3,484      100,000      4,915        4,197        100,000
5           8,703        4,368       3,740      100,000      5,306      4,678      100,000      6,411        5,783        100,000
6           10,713       5,116       4,578      100,000      6,424      5,885      100,000      8,028        7,489        100,000
7           12,824       5,812       5,364      100,000      7,551      7,103      100,000      9,775        9,326        100,000
8           15,040       6,451       6,092      100,000      8,684      8,325      100,000      11,660       11,301       100,000
9           17,367       7,027       6,757      100,000      9,815      9,546      100,000      13,695       13,426       100,000
10          19,810       7,534       7,534      100,000      10,940     10,940     100,000      15,892       15,892       100,000
11          22,376       7,965       7,965      100,000      12,053     12,053     100,000      18,264       18,264       100,000
12          25,069       8,317       8,317      100,000      13,148     13,148     100,000      20,829       20,829       100,000
13          27,898       8,586       8,586      100,000      14,222     14,222     100,000      23,610       23,610       100,000
14          30,868       8,762       8,762      100,000      15,267     15,267     100,000      26,630       26,630       100,000
15          33,986       8,837       8,837      100,000      16,274     16,274     100,000      29,922       29,922       100,000
16          37,261       8,798       8,798      100,000      17,230     17,230     100,000      33,517       33,517       100,000
17          40,699       8,633       8,633      100,000      18,123     18,123     100,000      37,450       37,450       100,000
18          44,309       8,322       8,322      100,000      18,935     18,935     100,000      41,761       41,761       100,000
19          48,099       7,844       7,844      100,000      19,646     19,646     100,000      46,499       46,499       100,000
20          52,079       7,178       7,178      100,000      20,234     20,234     100,000      51,726       51,726       100,000
21          56,258       6,302       6,302      100,000      20,678     20,678     100,000      57,516       57,516       100,000
22          60,646       5,194       5,194      100,000      20,956     20,956     100,000      63,964       63,964       100,000
23          65,253       3,828       3,828      100,000      21,042     21,042     100,000      71,184       71,184       100,000
24          70,091       2,173       2,173      100,000      20,904     20,904     100,000      79,317       79,317       100,000
25          75,170       182         182        100,000      20,499     20,499     100,000      88,524       88,524       102,688
26          80,504       (*)         (*)        (*)          19,769     19,769     100,000      98,726       98,726       113,534
27          86,104       (*)         (*)        (*)          18,636     18,636     100,000      109,967      109,967      124,263
28          91,984       (*)         (*)        (*)          17,002     17,002     100,000      122,368      122,368      135,829
29          98,158       (*)         (*)        (*)          14,748     14,748     100,000      136,072      136,072      148,318
30          104,641      (*)         (*)        (*)          11,736     11,736     100,000      151,248      151,248      161,835

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 1
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           2,625        1,452       290        100,000      1,565      403        100,000      1,679        516          100,000
2           5,381        2,935       1,772      100,000      3,254      2,092      100,000      3,589        2,426        100,000
3           8,275        4,387       3,341      100,000      5,012      3,966      100,000      5,692        4,646        100,000
4           11,314       5,811       4,881      100,000      6,843      5,913      100,000      8,012        7,082        100,000
5           14,505       7,205       6,392      100,000      8,751      7,937      100,000      10,571       9,758        100,000
6           17,855       8,571       7,874      100,000      10,740     10,043     100,000      13,400       12,702       100,000
7           21,373       9,909       9,327      100,000      12,815     12,234     100,000      16,527       15,946       100,000
8           25,066       11,218      10,753     100,000      14,981     14,516     100,000      19,988       19,523       100,000
9           28,945       12,500      12,151     100,000      17,244     16,896     100,000      23,823       23,474       100,000
10          33,017       13,754      13,754     100,000      19,609     19,609     100,000      28,080       28,080       100,000
11          37,293       14,981      14,981     100,000      22,083     22,083     100,000      32,819       32,819       100,000
12          41,782       16,028      16,028     100,000      24,529     24,529     100,000      37,972       37,972       100,000
13          46,497       16,917      16,917     100,000      26,977     26,977     100,000      43,624       43,624       100,000
14          51,446       17,667      17,667     100,000      29,452     29,452     100,000      49,870       49,870       100,000
15          56,644       18,266      18,266     100,000      31,952     31,952     100,000      56,797       56,797       100,000
16          62,101       18,746      18,746     100,000      34,515     34,515     100,000      64,533       64,533       100,000
17          67,831       19,109      19,109     100,000      37,152     37,152     100,000      73,206       73,206       100,000
18          73,848       19,341      19,341     100,000      39,866     39,866     100,000      82,961       82,961       100,000
19          80,165       19,443      19,443     100,000      42,672     42,672     100,000      93,969       93,969       102,426
20          86,798       19,420      19,420     100,000      45,590     45,590     100,000      106,232      106,232      113,668
21          93,763       19,179      19,179     100,000      48,577     48,577     100,000      119,814      119,814      125,805
22          101,076      18,692      18,692     100,000      51,640     51,640     100,000      134,792      134,792      141,531
23          108,755      17,925      17,925     100,000      54,788     54,788     100,000      151,302      151,302      158,867
24          116,818      16,838      16,838     100,000      58,034     58,034     100,000      169,497      169,497      177,971
25          125,284      15,388      15,388     100,000      61,399     61,399     100,000      189,539      189,539      199,016
26          134,173      13,520      13,520     100,000      64,908     64,908     100,000      211,608      211,608      222,188
27          143,506      11,174      11,174     100,000      68,595     68,595     100,000      235,898      235,898      247,693
28          153,307      8,279       8,279      100,000      72,506     72,506     100,000      262,627      262,627      275,758
29          163,597      4,736       4,736      100,000      76,695     76,695     100,000      292,070      292,070      306,673
30          174,402      412         412        100,000      81,230     81,230     100,000      324,489      324,489      340,714

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 1
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           2,625        1,391       229        100,000      1,501      338        100,000      1,611        449          100,000
2           5,381        2,720       1,558      100,000      3,027      1,864      100,000      3,348        2,185        100,000
3           8,275        3,955       2,909      100,000      4,546      3,500      100,000      5,189        4,143        100,000
4           11,314       5,090       4,160      100,000      6,051      5,121      100,000      7,142        6,212        100,000
5           14,505       6,114       5,300      100,000      7,532      6,719      100,000      9,212        8,398        100,000
6           17,855       7,019       6,322      100,000      8,980      8,283      100,000      11,403       10,705       100,000
7           21,373       7,795       7,214      100,000      10,383     9,801      100,000      13,723       13,142       100,000
8           25,066       8,424       7,959      100,000      11,722     11,257     100,000      16,175       15,710       100,000
9           28,945       8,889       8,540      100,000      12,980     12,631     100,000      18,766       18,417       100,000
10          33,017       9,172       9,172      100,000      14,137     14,137     100,000      21,503       21,503       100,000
11          37,293       9,256       9,256      100,000      15,175     15,175     100,000      24,402       24,402       100,000
12          41,782       9,123       9,123      100,000      16,074     16,074     100,000      27,490       27,490       100,000
13          46,497       8,755       8,755      100,000      16,814     16,814     100,000      30,796       30,796       100,000
14          51,446       8,126       8,126      100,000      17,368     17,368     100,000      34,352       34,352       100,000
15          56,644       7,198       7,198      100,000      17,698     17,698     100,000      38,194       38,194       100,000
16          62,101       5,923       5,923      100,000      17,754     17,754     100,000      42,362       42,362       100,000
17          67,831       4,233       4,233      100,000      17,468     17,468     100,000      46,905       46,905       100,000
18          73,848       2,042       2,042      100,000      16,753     16,753     100,000      51,886       51,886       100,000
19          80,165       (*)         (*)        (*)          15,506     15,506     100,000      57,393       57,393       100,000
20          86,798       (*)         (*)        (*)          13,612     13,612     100,000      63,554       63,554       100,000
21          93,763       (*)         (*)        (*)          10,938     10,938     100,000      70,545       70,545       100,000
22          101,076      (*)         (*)        (*)          7,324      7,324      100,000      78,598       78,598       100,000
23          108,755      (*)         (*)        (*)          2,570      2,570      100,000      88,027       88,027       100,000
24          116,818      (*)         (*)        (*)          (*)        (*)        (*)          99,182       99,182       104,141
25          125,284      (*)         (*)        (*)          (*)        (*)        (*)          111,579      111,579      117,158
26          134,173      (*)         (*)        (*)          (*)        (*)        (*)          125,166      125,166      131,425
27          143,506      (*)         (*)        (*)          (*)        (*)        (*)          140,042      140,042      147,044
28          153,307      (*)         (*)        (*)          (*)        (*)        (*)          156,307      156,307      164,122
29          163,597      (*)         (*)        (*)          (*)        (*)        (*)          174,066      174,066      182,769
30          174,402      (*)         (*)        (*)          (*)        (*)        (*)          193,429      193,429      203,100

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,575        956         59         100,956      1,026      129        101,026      1,097        199          101,097
2           3,229        1,940       1,043      101,940      2,141      1,244      102,141      2,352        1,454        102,352
3           4,965        2,891       2,084      102,891      3,287      2,479      103,287      3,717        2,909        103,717
4           6,788        3,810       3,092      103,810      4,464      3,746      104,464      5,202        4,484        105,202
5           8,703        4,695       4,066      104,695      5,672      5,044      105,672      6,820        6,192        106,820
6           10,713       5,546       5,007      105,546      6,912      6,374      106,912      8,582        8,043        108,582
7           12,824       6,362       5,914      106,362      8,184      7,736      108,184      10,502       10,054       110,502
8           15,040       7,144       6,785      107,144      9,489      9,130      109,489      12,596       12,237       112,596
9           17,367       7,891       7,622      107,891      10,827     10,558     110,827      14,881       14,611       114,881
10          19,810       8,602       8,602      108,602      12,198     12,198     112,198      17,373       17,373       117,373
11          22,376       9,277       9,277      109,277      13,602     13,602     113,602      20,094       20,094       120,094
12          25,069       9,914       9,914      109,914      15,040     15,040     115,040      23,066       23,066       123,066
13          27,898       10,514      10,514     110,514      16,512     16,512     116,512      26,315       26,315       126,315
14          30,868       11,075      11,075     111,075      18,017     18,017     118,017      29,875       29,875       129,875
15          33,986       11,551      11,551     111,551      19,509     19,509     119,509      33,731       33,731       133,731
16          37,261       11,966      11,966     111,966      21,012     21,012     121,012      37,939       37,939       137,939
17          40,699       12,318      12,318     112,318      22,519     22,519     122,519      42,530       42,530       142,530
18          44,309       12,600      12,600     112,600      24,027     24,027     124,027      47,539       47,539       147,539
19          48,099       12,816      12,816     112,816      25,538     25,538     125,538      53,012       53,012       153,012
20          52,079       12,978      12,978     112,978      27,068     27,068     127,068      59,012       59,012       159,012
21          56,258       13,038      13,038     113,038      28,565     28,565     128,565      65,539       65,539       165,539
22          60,646       12,986      12,986     112,986      30,018     30,018     130,018      72,639       72,639       172,639
23          65,253       12,813      12,813     112,813      31,412     31,412     131,412      80,361       80,361       180,361
24          70,091       12,509      12,509     112,509      32,732     32,732     132,732      88,757       88,757       188,757
25          75,170       12,061      12,061     112,061      33,962     33,962     133,962      97,883       97,883       197,883
26          80,504       11,461      11,461     111,461      35,083     35,083     135,083      107,805      107,805      207,805
27          86,104       10,698      10,698     110,698      36,079     36,079     136,079      118,594      118,594      218,594
28          91,984       9,762       9,762      109,762      36,929     36,929     136,929      130,328      130,328      230,328
29          98,158       8,639       8,639      108,639      37,611     37,611     137,611      143,088      143,088      243,088
30          104,641      7,311       7,311      107,311      38,095     38,095     138,095      156,962      156,962      256,962

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                $1,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,575        926         29         100,926      995        97         100,995      1,063        166          101,063
2           3,229        1,840       942        101,840      2,034      1,137      102,034      2,238        1,340        102,238
3           4,965        2,709       1,901      102,709      3,088      2,281      103,088      3,500        2,693        103,500
4           6,788        3,532       2,814      103,532      4,154      3,436      104,154      4,858        4,140        104,858
5           8,703        4,306       3,678      104,306      5,230      4,601      105,230      6,316        5,688        106,316
6           10,713       5,028       4,489      105,028      6,309      5,771      106,309      7,881        7,342        107,881
7           12,824       5,691       5,242      105,691      7,388      6,939      107,388      9,556        9,107        109,556
8           15,040       6,290       5,931      106,290      8,457      8,098      108,457      11,345       10,986       111,345
9           17,367       6,818       6,548      106,818      9,510      9,240      109,510      13,252       12,983       113,252
10          19,810       7,268       7,268      107,268      10,537     10,537     110,537      15,281       15,281       115,281
11          22,376       7,635       7,635      107,635      11,529     11,529     111,529      17,437       17,437       117,437
12          25,069       7,912       7,912      107,912      12,477     12,477     112,477      19,724       19,724       119,724
13          27,898       8,095       8,095      108,095      13,375     13,375     113,375      22,150       22,150       122,150
14          30,868       8,177       8,177      108,177      14,209     14,209     114,209      24,721       24,721       124,721
15          33,986       8,146       8,146      108,146      14,965     14,965     114,965      27,441       27,441       127,441
16          37,261       7,991       7,991      107,991      15,625     15,625     115,625      30,317       30,317       130,317
17          40,699       7,700       7,700      107,700      16,171     16,171     116,171      33,349       33,349       133,349
18          44,309       7,253       7,253      107,253      16,575     16,575     116,575      36,532       36,532       136,532
19          48,099       6,632       6,632      106,632      16,810     16,810     116,810      39,859       39,859       139,859
20          52,079       5,818       5,818      105,818      16,846     16,846     116,846      43,322       43,322       143,322
21          56,258       4,796       4,796      104,796      16,656     16,656     116,656      46,916       46,916       146,916
22          60,646       3,550       3,550      103,550      16,209     16,209     116,209      50,634       50,634       150,634
23          65,253       2,064       2,064      102,064      15,476     15,476     115,476      54,470       54,470       154,470
24          70,091       321         321        100,321      14,421     14,421     114,421      58,414       58,414       158,414
25          75,170       (*)         (*)        (*)          12,998     12,998     112,998      62,441       62,441       162,441
26          80,504       (*)         (*)        (*)          11,147     11,147     111,147      66,517       66,517       166,517
27          86,104       (*)         (*)        (*)          8,797      8,797      108,797      70,591       70,591       170,591
28          91,984       (*)         (*)        (*)          5,858      5,858      105,858      74,596       74,596       174,596
29          98,158       (*)         (*)        (*)          2,239      2,239      102,239      78,453       78,453       178,453
30          104,641      (*)         (*)        (*)          (*)        (*)        (*)          82,089       82,089       182,089

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                $2,500 ANNUAL PREMIUM: $100,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           2,625        1,436       274        101,436      1,548      386        101,548      1,661        498          101,661
2           5,381        2,891       1,728      102,891      3,206      2,043      103,206      3,535        2,373        103,535
3           8,275        4,303       3,257      104,303      4,915      3,869      104,915      5,581        4,534        105,581
4           11,314       5,673       4,743      105,673      6,678      5,748      106,678      7,814        6,884        107,814
5           14,505       7,001       6,187      107,001      8,496      7,682      108,496      10,255       9,442        110,255
6           17,855       8,287       7,590      108,287      10,371     9,674      110,371      12,924       12,227       112,924
7           21,373       9,532       8,951      109,532      12,306     11,725     112,306      15,844       15,262       115,844
8           25,066       10,735      10,270     110,735      14,302     13,837     114,302      19,039       18,574       119,039
9           28,945       11,897      11,548     111,897      16,361     16,012     116,361      22,538       22,189       122,538
10          33,017       13,017      13,017     113,017      18,486     18,486     118,486      26,372       26,372       126,372
11          37,293       14,096      14,096     114,096      20,679     20,679     120,679      30,588       30,588       130,588
12          41,782       14,952      14,952     114,952      22,754     22,754     122,754      35,029       35,029       135,029
13          46,497       15,607      15,607     115,607      24,725     24,725     124,725      39,740       39,740       139,740
14          51,446       16,084      16,084     116,084      26,615     26,615     126,615      44,771       44,771       144,771
15          56,644       16,368      16,368     116,368      28,401     28,401     128,401      50,137       50,137       150,137
16          62,101       16,499      16,499     116,499      30,116     30,116     130,116      55,912       55,912       155,912
17          67,831       16,480      16,480     116,480      31,759     31,759     131,759      62,141       62,141       162,141
18          73,848       16,296      16,296     116,296      33,308     33,308     133,308      68,854       68,854       168,854
19          80,165       15,950      15,950     115,950      34,758     34,758     134,758      76,101       76,101       176,101
20          86,798       15,453      15,453     115,453      36,114     36,114     136,114      83,948       83,948       183,948
21          93,763       14,693      14,693     114,693      37,253     37,253     137,253      92,337       92,337       192,337
22          101,076      13,644      13,644     113,644      38,135     38,135     138,135      101,293      101,293      201,293
23          108,755      12,278      12,278     112,278      38,712     38,712     138,712      110,841      110,841      210,841
24          116,818      10,563      10,563     110,563      38,934     38,934     138,934      121,006      121,006      221,006
25          125,284      8,472       8,472      108,472      38,750     38,750     138,750      131,817      131,817      231,817
26          134,173      5,973       5,973      105,973      38,102     38,102     138,102      143,303      143,303      243,303
27          143,506      3,039       3,039      103,039      36,934     36,934     136,934      155,498      155,498      255,498
28          153,307      (*)         (*)        (*)          35,184     35,184     135,184      168,441      168,441      268,441
29          163,597      (*)         (*)        (*)          32,776     32,776     132,776      182,160      182,160      282,160
30          174,402      (*)         (*)        (*)          29,616     29,616     129,616      196,671      196,671      296,671

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 1
                 $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,260        613         -          50,000       665        -          50,000       716          23           50,000
2           2,583        1,240       547        50,000       1,383      690        50,000       1,533        840          50,000
3           3,972        1,841       1,218      50,000       2,117      1,494      50,000       2,418        1,794        50,000
4           5,431        2,430       1,876      50,000       2,882      2,328      50,000       3,395        2,840        50,000
5           6,962        3,008       2,523      50,000       3,680      3,195      50,000       4,474        3,989        50,000
6           8,570        3,574       3,158      50,000       4,512      4,097      50,000       5,667        5,251        50,000
7           10,259       4,129       3,782      50,000       5,382      5,035      50,000       6,988        6,641        50,000
8           12,032       4,672       4,395      50,000       6,290      6,012      50,000       8,451        8,174        50,000
9           13,893       5,204       4,996      50,000       7,239      7,031      50,000       10,073       9,865        50,000
10          15,848       5,726       5,726      50,000       8,232      8,232      50,000       11,872       11,872       50,000
11          17,901       6,236       6,236      50,000       9,271      9,271      50,000       13,870       13,870       50,000
12          20,056       6,650       6,650      50,000       10,278     10,278     50,000       16,017       16,017       50,000
13          22,318       6,979       6,979      50,000       11,265     11,265     50,000       18,348       18,348       50,000
14          24,694       7,235       7,235      50,000       12,242     12,242     50,000       20,902       20,902       50,000
15          27,189       7,409       7,409      50,000       13,205     13,205     50,000       23,709       23,709       50,000
16          29,808       7,453       7,453      50,000       14,115     14,115     50,000       26,785       26,785       50,000
17          32,559       7,367       7,367      50,000       14,973     14,973     50,000       30,192       30,192       50,000
18          35,447       7,135       7,135      50,000       15,771     15,771     50,000       33,991       33,991       50,000
19          38,479       6,754       6,754      50,000       16,508     16,508     50,000       38,263       38,263       50,000
20          41,663       6,228       6,228      50,000       17,194     17,194     50,000       43,110       43,110       50,000
21          45,006       5,525       5,525      50,000       17,809     17,809     50,000       48,642       48,642       51,074
22          48,517       4,617       4,617      50,000       18,339     18,339     50,000       54,802       54,802       57,542
23          52,202       3,468       3,468      50,000       18,764     18,764     50,000       61,585       61,585       64,664
24          56,073       2,036       2,036      50,000       19,063     19,063     50,000       69,050       69,050       72,502
25          60,136       270         270        50,000       19,211     19,211     50,000       77,260       77,260       81,123
26          64,403       (*)         (*)        (*)          19,185     19,185     50,000       86,287       86,287       90,601
27          68,883       (*)         (*)        (*)          18,952     18,952     50,000       96,206       96,206       101,016
28          73,587       (*)         (*)        (*)          18,469     18,469     50,000       107,098      107,098      112,453
29          78,527       (*)         (*)        (*)          17,675     17,675     50,000       119,052      119,052      125,005
30          83,713       (*)         (*)        (*)          16,488     16,488     50,000       132,159      132,159      138,767

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 1
                 $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,260        467         -          50,000       513        -          50,000       560          -            50,000
2           2,583        908         215        50,000       1,031      338        50,000       1,159        466          50,000
3           3,972        1,291       668        50,000       1,519      895        50,000       1,768        1,144        50,000
4           5,431        1,611       1,057      50,000       1,971      1,417      50,000       2,383        1,829        50,000
5           6,962        1,861       1,376      50,000       2,378      1,893      50,000       2,998        2,513        50,000
6           8,570        2,033       1,617      50,000       2,731      2,315      50,000       3,606        3,190        50,000
7           10,259       2,119       1,772      50,000       3,018      2,671      50,000       4,200        3,854        50,000
8           12,032       2,105       1,828      50,000       3,222      2,945      50,000       4,768        4,490        50,000
9           13,893       1,979       1,771      50,000       3,326      3,118      50,000       5,293        5,086        50,000
10          15,848       1,724       1,724      50,000       3,310      3,310      50,000       5,763        5,763        50,000
11          17,901       1,326       1,326      50,000       3,154      3,154      50,000       6,158        6,158        50,000
12          20,056       769         769        50,000       2,833      2,833      50,000       6,461        6,461        50,000
13          22,318       35          35         50,000       2,321      2,321      50,000       6,649        6,649        50,000
14          24,694       (*)         (*)        (*)          1,585      1,585      50,000       6,694        6,694        50,000
15          27,189       (*)         (*)        (*)          578        578        50,000       6,556        6,556        50,000
16          29,808       (*)         (*)        (*)          (*)        (*)        (*)          6,180        6,180        50,000
17          32,559       (*)         (*)        (*)          (*)        (*)        (*)          5,492        5,492        50,000
18          35,447       (*)         (*)        (*)          (*)        (*)        (*)          4,392        4,392        50,000
19          38,479       (*)         (*)        (*)          (*)        (*)        (*)          2,752        2,752        50,000
20          41,663       (*)         (*)        (*)          (*)        (*)        (*)          410          410          50,000
21          45,006       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
22          48,517       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
23          52,202       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
24          56,073       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
25          60,136       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
26          64,403       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
27          68,883       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
28          73,587       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
29          78,527       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
30          83,713       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                  $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           788          418         -          50,418       452        -          50,452       485          -            50,485
2           1,614        876         302        50,876       970        396        50,970       1,068        494          51,068
3           2,483        1,311       795        51,311       1,495      979        51,495       1,695        1,179        51,695
4           3,394        1,726       1,267      51,726       2,029      1,570      52,029       2,371        1,912        52,371
5           4,351        2,122       1,720      52,122       2,574      2,172      52,574       3,105        2,703        53,105
6           5,357        2,500       2,156      52,500       3,130      2,785      53,130       3,900        3,556        53,900
7           6,412        2,859       2,573      52,859       3,697      3,410      53,697       4,764        4,477        54,764
8           7,520        3,200       2,970      53,200       4,274      4,045      54,274       5,701        5,472        55,701
9           8,683        3,520       3,348      53,520       4,862      4,690      54,862       6,720        6,548        56,720
10          9,905        3,821       3,821      53,821       5,460      5,460      55,460       7,827        7,827        57,827
11          11,188       4,100       4,100      54,100       6,067      6,067      56,067       9,030        9,030        59,030
12          12,535       4,359       4,359      54,359       6,684      6,684      56,684       10,339       10,339       60,339
13          13,949       4,596       4,596      54,596       7,309      7,309      57,309       11,763       11,763       61,763
14          15,434       4,811       4,811      54,811       7,942      7,942      57,942       13,314       13,314       63,314
15          16,993       5,003       5,003      55,003       8,582      8,582      58,582       15,003       15,003       65,003
16          18,630       5,171       5,171      55,171       9,229      9,229      59,229       16,843       16,843       66,843
17          20,349       5,284       5,284      55,284       9,850      9,850      59,850       18,815       18,815       68,815
18          22,154       5,336       5,336      55,336       10,437     10,437     60,437       20,927       20,927       70,927
19          24,049       5,331       5,331      55,331       10,991     10,991     60,991       23,196       23,196       73,196
20          26,039       5,275       5,275      55,275       11,516     11,516     61,516       25,642       25,642       75,642
21          28,129       5,150       5,150      55,150       11,992     11,992     61,992       28,273       28,273       78,273
22          30,323       4,951       4,951      54,951       12,410     12,410     62,410       31,100       31,100       81,100
23          32,626       4,669       4,669      54,669       12,758     12,758     62,758       34,136       34,136       84,136
24          35,045       4,297       4,297      54,297       13,024     13,024     63,024       37,392       37,392       87,392
25          37,585       3,826       3,826      53,826       13,193     13,193     63,193       40,880       40,880       90,880
26          40,252       3,248       3,248      53,248       13,250     13,250     63,250       44,616       44,616       94,616
27          43,052       2,553       2,553      52,553       13,181     13,181     63,181       48,613       48,613       98,613
28          45,992       1,734       1,734      51,734       12,969     12,969     62,969       52,890       52,890       102,890
29          49,079       778         778        50,778       12,594     12,594     62,594       57,459       57,459       107,459
30          52,321       (*)         (*)        (*)          12,031     12,031     62,031       62,336       62,336       112,336

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                  $750 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 45

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           788          352         -          50,352       382        -          50,382       413          -            50,413
2           1,614        710         136        50,710       794        220        50,794       881          308          50,881
3           2,483        1,043       527        51,043       1,203      686        51,203       1,377        861          51,377
4           3,394        1,349       890        51,349       1,607      1,148      51,607       1,900        1,441        51,900
5           4,351        1,628       1,226      51,628       2,005      1,604      52,005       2,453        2,051        52,453
6           5,357        1,875       1,531      51,875       2,394      2,049      52,394       3,033        2,689        53,033
7           6,412        2,088       1,801      52,088       2,767      2,480      52,767       3,641        3,354        53,641
8           7,520        2,263       2,034      52,263       3,121      2,891      53,121       4,274        4,045        54,274
9           8,683        2,395       2,222      52,395       3,448      3,276      53,448       4,929        4,757        54,929
10          9,905        2,479       2,479      52,479       3,743      3,743      53,743       5,603        5,603        55,603
11          11,188       2,512       2,512      52,512       3,999      3,999      53,999       6,293        6,293        56,293
12          12,535       2,490       2,490      52,490       4,210      4,210      54,210       6,996        6,996        56,996
13          13,949       2,410       2,410      52,410       4,370      4,370      54,370       7,708        7,708        57,708
14          15,434       2,268       2,268      52,268       4,471      4,471      54,471       8,426        8,426        58,426
15          16,993       2,054       2,054      52,054       4,500      4,500      54,500       9,139        9,139        59,139
16          18,630       1,763       1,763      51,763       4,448      4,448      54,448       9,839        9,839        59,839
17          20,349       1,385       1,385      51,385       4,299      4,299      54,299       10,515       10,515       60,515
18          22,154       910         910        50,910       4,037      4,037      54,037       11,149       11,149       61,149
19          24,049       323         323        50,323       3,640      3,640      53,640       11,722       11,722       61,722
20          26,039       (*)         (*)        (*)          3,091      3,091      53,091       12,213       12,213       62,213
21          28,129       (*)         (*)        (*)          2,367      2,367      52,367       12,600       12,600       62,600
22          30,323       (*)         (*)        (*)          1,450      1,450      51,450       12,860       12,860       62,860
23          32,626       (*)         (*)        (*)          319        319        50,319       12,967       12,967       62,967
24          35,045       (*)         (*)        (*)          (*)        (*)        (*)          12,888       12,888       62,888
25          37,585       (*)         (*)        (*)          (*)        (*)        (*)          12,584       12,584       62,584
26          40,252       (*)         (*)        (*)          (*)        (*)        (*)          12,002       12,002       62,002
27          43,052       (*)         (*)        (*)          (*)        (*)        (*)          11,075       11,075       61,075
28          45,992       (*)         (*)        (*)          (*)        (*)        (*)          9,723        9,723        59,723
29          49,079       (*)         (*)        (*)          (*)        (*)        (*)          7,858        7,858        57,858
30          52,321       (*)         (*)        (*)          (*)        (*)        (*)          5,387        5,387        55,387

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                 $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                 CURRENT VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,260        606         -          50,606       657        -          50,657       708          15           50,708
2           2,583        1,219       526        51,219       1,360      667        51,360       1,507        814          51,507
3           3,972        1,800       1,177      51,800       2,070      1,446      52,070       2,364        1,740        52,364
4           5,431        2,364       1,809      52,364       2,802      2,248      52,802       3,299        2,745        53,299
5           6,962        2,910       2,425      52,910       3,557      3,072      53,557       4,322        3,837        54,322
6           8,570        3,439       3,023      53,439       4,336      3,920      54,336       5,439        5,023        55,439
7           10,259       3,950       3,604      53,950       5,139      4,793      55,139       6,662        6,315        56,662
8           12,032       4,445       4,167      54,445       5,968      5,691      55,968       8,000        7,723        58,000
9           13,893       4,922       4,714      54,922       6,824      6,616      56,824       9,466        9,258        59,466
10          15,848       5,383       5,383      55,383       7,707      7,707      57,707       11,072       11,072       61,072
11          17,901       5,827       5,827      55,827       8,618      8,618      58,618       12,832       12,832       62,832
12          20,056       6,155       6,155      56,155       9,457      9,457      59,457       14,658       14,658       64,658
13          22,318       6,380       6,380      56,380       10,231     10,231     60,231       16,566       16,566       66,566
14          24,694       6,515       6,515      56,515       10,949     10,949     60,949       18,578       18,578       68,578
15          27,189       6,552       6,552      56,552       11,600     11,600     61,600       20,694       20,694       70,694
16          29,808       6,434       6,434      56,434       12,119     12,119     62,119       22,862       22,862       72,862
17          32,559       6,165       6,165      56,165       12,503     12,503     62,503       25,090       25,090       75,090
18          35,447       5,728       5,728      55,728       12,727     12,727     62,727       27,370       27,370       77,370
19          38,479       5,130       5,130      55,130       12,786     12,786     62,786       29,710       29,710       79,710
20          41,663       4,380       4,380      54,380       12,682     12,682     62,682       32,128       32,128       82,128
21          45,006       3,454       3,454      53,454       12,380     12,380     62,380       34,601       34,601       84,601
22          48,517       2,333       2,333      52,333       11,848     11,848     61,848       37,113       37,113       87,113
23          52,202       996         996        50,996       11,052     11,052     61,052       39,642       39,642       89,642
24          56,073       (*)         (*)        (*)          9,955      9,955      59,955       42,163       42,163       92,163
25          60,136       (*)         (*)        (*)          8,518      8,518      58,518       44,650       44,650       94,650
26          64,403       (*)         (*)        (*)          6,714      6,714      56,714       47,084       47,084       97,084
27          68,883       (*)         (*)        (*)          4,503      4,503      54,503       49,439       49,439       99,439
28          73,587       (*)         (*)        (*)          1,845      1,845      51,845       51,679       51,679       101,679
29          78,527       (*)         (*)        (*)          (*)        (*)        (*)          53,761       53,761       103,761
30          83,713       (*)         (*)        (*)          (*)        (*)        (*)          55,624       55,624       105,624

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $5 THEREAFTER. CURRENT VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS UP TO THE BREAK POINT PREMIUM AND 4% ON PREMIUMS IN EXCESS OF BREAK POINT FOR ANY SINGLE POLICY YEAR.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             DEATH BENEFIT OPTION 2
                 $1,200 ANNUAL PREMIUM: $50,000 SPECIFIED AMOUNT
                            MALE: NON-TOBACCO: AGE 55

                                GUARANTEED VALUES

                              0% HYPOTHETICAL                   6% HYPOTHETICAL                      12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                         -----------------------            -----------------------               -----------------------
           PREMIUMS
           PAID PLUS                 CASH                               CASH                                  CASH
  POLICY   INTEREST      CASH       SURR        DEATH       CASH       SURR        DEATH        CASH         SURR         DEATH
   YEAR     AT 5%       VALUE       VALUE      BENEFIT      VALUE      VALUE      BENEFIT       VALUE        VALUE       BENEFIT
   ----     -----       -----       -----      -------      -----      -----      -------       -----        -----       -------

1           1,260        458         -          50,458       504        -          50,504       550          -            50,550
2           2,583        885         192        50,885       1,005      312        51,005       1,130        437          51,130
3           3,972        1,247       623        51,247       1,467      843        51,467       1,708        1,084        51,708
4           5,431        1,538       984        51,538       1,882      1,328      51,882       2,277        1,722        52,277
5           6,962        1,752       1,267      51,752       2,241      1,756      52,241       2,826        2,341        52,826
6           8,570        1,882       1,466      51,882       2,531      2,116      52,531       3,345        2,929        53,345
7           10,259       1,920       1,573      51,920       2,741      2,395      52,741       3,822        3,475        53,822
8           12,032       1,852       1,575      51,852       2,852      2,575      52,852       4,236        3,959        54,236
9           13,893       1,667       1,459      51,667       2,846      2,638      52,846       4,566        4,358        54,566
10          15,848       1,352       1,352      51,352       2,703      2,703      52,703       4,790        4,790        54,790
11          17,901       898         898        50,898       2,404      2,404      52,404       4,883        4,883        54,883
12          20,056       294         294        50,294       1,931      1,931      51,931       4,818        4,818        54,818
13          22,318       (*)         (*)        (*)          1,262      1,262      51,262       4,567        4,567        54,567
14          24,694       (*)         (*)        (*)          373        373        50,373       4,094        4,094        54,094
15          27,189       (*)         (*)        (*)          (*)        (*)        (*)          3,355        3,355        53,355
16          29,808       (*)         (*)        (*)          (*)        (*)        (*)          2,292        2,292        52,292
17          32,559       (*)         (*)        (*)          (*)        (*)        (*)          836          836          50,836
18          35,447       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
19          38,479       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
20          41,663       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
21          45,006       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
22          48,517       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
23          52,202       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
24          56,073       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
25          60,136       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
26          64,403       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
27          68,883       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
28          73,587       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
29          78,527       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)
30          83,713       (*)         (*)        (*)          (*)        (*)        (*)          (*)          (*)          (*)

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10 ADMINISTRATIVE EXPENSE CHARGE FOR THE FIRST POLICY YEAR AND $7.50 THEREAFTER. GUARANTEED VALUES REFLECT A 6% OF PREMIUM CHARGE ON ALL PREMIUMS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


(*)  UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL LAPSE WITHOUT VALUE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

         Financial Statements to be provided by Pre-Effective Amendment

                           PART II - OTHER INFORMATION

CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:


     -    The facing sheet.
     -    Cross-reference to items required by Form N-8B-2.
     -    The prospectus consisting of ____ pages.
     -    Representations and Undertakings.
     -    Signatures.
     - Independent Auditors' Consent to be provided by pre-effective amendment.


The following exhibits required by Forms N-8B-2 and S-6:

1.   Power of Attorney dated July 26, 2000.            Attached hereto.

2.   Resolution of the Depositor's Board of            Attached hereto.
     Directors authorizing the establishment of
     the Registrant, adopted

3.   Distribution Contracts                            To be filed by Pre-Effective Amendment.

4.   Form of Security                                  Attached hereto.

5.   Articles of Incorporation of Depositor            Filed previously in connection with securities and Exchange
                                                       Commission File No. 333-27133 and is hereby incorporated by reference.

6.   Application form of Security                      Attached hereto.

7.   Opinion of Counsel                                Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Naitionwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "SEC") on request.

(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the SEC on request a memorandum setting forth the basis for this representation.

(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-5 and has caused this Registration Statement to be signed on its behalf in the City of Columbus, and the State of Ohio, on this 20th day of September, 2000.


                                                                   NATIONWIDE VLI SEPARATE ACCOUNT-4
                                                     ----------------------------------------------------------------
                                                                             (Registrant)
(Seal)                                                              NATIONWIDE LIFE INSURANCE COMPANY
                                                     ----------------------------------------------------------------
                      Attest:                                                  (Depositor)


By:          /s/ GLENN W. SODEN                      By: /s/ STEVEN SAVINI
----------------------------------------------       ----------------------------------------------------------------
                  Glenn W. Soden                                              Steven Savini, Esq.
                Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 20th day of September, 2000.


               SIGNATURE                                 TITLE
LEWIS J. ALPHIN                                        Director
----------------------------------------
Lewis J. Alphin
A. I. BELL                                             Director
----------------------------------------
A. I. Bell
NANCY C. BREIT                                         Director
----------------------------------------
Nancy C. Breit
KENNETH D. DAVIS                                       Director
----------------------------------------
Kenneth D. Davis
KEITH W. ECKEL                                         Director
----------------------------------------
Keith W. Eckel
WILLARD J. ENGEL                                       Director
----------------------------------------
Willard J. Engel
FRED C. FINNEY                                         Director
----------------------------------------
Fred C. Finney
JOSEPH J. GASPER                             President and Chief Operating
----------------------------------------         Officer and Director
Joseph J. Gasper
W.G. JURGENSEN                               Chief Executive Officer Elect
----------------------------------------             and Director
W.G. Jurgensen
DIMON R. MCFERSON                            Chairman and Chief Executive
----------------------------------------         Officer and Director
Dimon R. McFerson
DAVID O. MILLER                                Chairman of the Board and
----------------------------------------               Director
David O. Miller
YVONNE L. MONTGOMERY                                   Director
----------------------------------------
Yvonne L. Montgomery
ROBERT A. OAKLEY                          Executive Vice President and Chief
----------------------------------------           Financial Officer
Robert A. Oakley
RALPH M. PAIGE                                         Director
----------------------------------------
Ralph M. Paige
JAMES F. PATTERSON                                     Director
----------------------------------------
James F. Patterson
ARDEN L. SHISLER                                       Director                         By /s/ STEVEN SAVINI
----------------------------------------                                        --------------------------------------
Arden L. Shisler                                                                            Steven Savini
ROBERT L. STEWART                                      Director                           Attorney-in-Fact
----------------------------------------
Robert L. Stewart